

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2008

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________.

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Financial Statements and Exhibits

(a) Report of Independent Registered Public Accounting Firm, Financial Statements as of and for the years ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Consent of Independent Registered Public Accounting Firm are filed herewith.

The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibit

23 Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator



Hope Hardison
Executive Vice President
and Director of Compensation and Benefits
Wells Fargo & Company

Date: ______________

Wells Fargo & Company 401(k) Plan

The following Exhibit is filed as part of this Annual Report:

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 12, 2009

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:		
Investments at fair value (notes 3, 4, and 5):		
ESOP Fund:		
Company common stock	$ 2,232,173,067	2,184,476,306
Company convertible preferred stock	662,711,748	617,519,826
Short-term investments	677,576	1,455,000
	2,895,562,391	2,803,451,132
Wells Fargo Share Award Account:		
Company common stock	32,957,019	36,638,493
Short-term investments	113,189	159,155
	33,070,208	36,797,648
Separately managed portfolio:		
Wells Fargo Stock Fund	1,696,134,023	1,772,326,710
Stable Value Fund	1,880,001,944	1,363,171,201
	3,576,135,967	3,135,497,911
Collective investment funds	1,540,449,611	2,072,161,148
Mutual funds	2,314,121,385	3,878,141,591
Total investments at fair value	10,359,339,562	11,926,049,430
Participant loans	284,223,677	258,883,761
Pending trades due from broker	16,384,553	1,900,542
Accrued income	28,220	71,595
Total assets	10,659,976,012	12,186,905,328
Liabilities:		
Notes payable – Wells Fargo & Company (notes 4 and 13)	(554,481,202)	(481,385,080)
Excess contributions and earnings payable (note 15)	(9,133,408)	(8,701,140)
Pending trades due to broker	(13,446,890)	(2,312,613)
Administrative expenses payable	(366,956)	—
Total liabilities	(577,428,456)	(492,398,833)
Net assets available for benefits before adjustment	10,082,547,556	11,694,506,495
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	66,950,166	(3,583,146)
Net assets available for benefits	$ 10,149,497,722	11,690,923,349

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment (loss) income:		
Net depreciation in fair value of investments (note 5)	$ (2,296,709,357)	(669,308,556)
Dividends, net of pass-through dividends of $75,871,950 and $73,676,205, respectively	297,465,703	505,208,337
Interest	105,952,325	87,598,252
Total investment loss	(1,893,291,329)	(76,501,967)
Contributions:		
Employer	392,978,739	374,019,071
Participants, net of excess contributions of $12,024,130 and $8,541,673, respectively	644,543,539	640,037,172
Total contributions	1,037,522,278	1,014,056,243
Other Income	586,558	—
Total	(855,182,493)	937,554,276
Benefits paid to participants	(793,491,654)	(897,565,797)
ESOP interest expense	(40,917,740)	(32,601,029)
Administrative expenses	(4,322,585)	(3,983,280)
Total	(838,731,979)	(934,150,106)
Net (decrease) increase before transfers from other plans	(1,693,914,472)	3,404,170
Transfers from other plans (note 12)	152,488,845	13,937,218
Net (decrease) increase	(1,541,425,627)	17,341,388
Net assets available for benefits:		
Beginning of year	11,690,923,349	11,673,581,961
End of year	$ 10,149,497,722	11,690,923,349

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document as amended for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan with a 401(k) feature sponsored by the Company. The portion of the Plan invested in company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S. based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer-matching contributions the first day of the quarter following the completion of one year of service.

The Plan is administered by the Company, and the investment funds offered under the Plan are selected by a committee whose members are appointed by the Board of Directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company.

(b) Contributions and Vesting

Each year, eligible participants may make pretax contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants' certified compensation. Participants over age 50 can make a special catch-up elective pretax contribution each year in accordance with limits set by the Internal Revenue Services (IRS). Such contributions are made on an unmatched basis. Participants are fully vested in employee contributions and become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the plan document.

Employer matching contributions are automatically invested in Company common stock (the ESOP Fund). Participants have the ability to divest out of the ESOP Fund at anytime (note 3). Shares of company stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares.

The Plan allows for discretionary employer contributions to be allocated to the Wells Fargo Share Award Account (the Share Award Account). If a contribution is made for a particular year, the Company will determine the percent of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750.00). The Share Award Account is automatically invested in the Company's common stock and becomes 100% vested after four years of service. Effective January 1, 2007, participants have the ability to divest their Share Award

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Account at anytime (note 3). For the years ended December 31, 2008 and 2007, there was no discretionary contribution to this account.

Eligible participants may also elect to rollover distributions from a former employer's qualified retirement plan.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution, allocations of the Company contribution, and plan earnings (net of administrative expenses paid by the Plan). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***ESOP Plan Notes***

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from entities other than the Company. During 2008 and 2007, the Plan borrowed money from the Company to buy company preferred stock (note 13).

(e) ***Payment of Benefits and Forfeitures***

On termination of employment, a participant may elect to receive his or her vested account balance as a lump sum, a partial lump sum, or in installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the ESOP Fund, the Wells Fargo Stock Fund (the Stock Fund), and/or the Share Award Account may elect to receive shares of the Company's common stock with the value of fractional shares paid in cash. If the participant's balance is less than $1,000, a distribution is made as a lump sum upon termination.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund, Stock Fund, or Share Award Account may request the withdrawal from that fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were approximately $6,970,000 and $6,780,000 for the years ended December 31, 2008 and 2007, respectively. The unallocated forfeiture account balance was $666 and $0 for the years ended December 31, 2008 and 2007, respectively.

(f) Participant Loans

Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time. As of December 31, 2008, interest rates ranged from 4% to 16% and loans mature through December 29, 2028.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

(g) ESOP

The Plan purchases company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants' ESOP Fund (note 3).

Participants in the Plan may elect to have cash dividends from company common stock that is held in their account be either reinvested in the Plan or issued from the Plan to them as cash payments. Dividends that are reinvested in the participants ESOP Fund and Share Award Account are used to make payment on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends that are reinvested in the ESOP Fund and the Share Award Account is allocated to the participant's ESOP Fund and Share Award Account.

(h) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 23 investment funds (note 2(b)) in multiples of 1% of each contribution. In 2007, if a participant did not choose a fund, the contributions were invested in the Moderate Balanced Fund. Starting in 2008, if a participant did not choose a fund, the contributions are invested in the age appropriate Target Date Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) *Norwest Corporation Master Savings Trust*

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan's assets and the Company has elected the financial statement presentation format, which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2008, the Trust is composed of the following 23 investment funds: Stable Value Fund, Bond Index Fund, Conservative Allocation Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Allocation Fund, Asset Allocation Fund, Dodge & Cox Stock Fund, S&P 500 Index Fund, Diversified Equity Fund, Capital Growth Fund, Advantage Target Today Fund, Advantage Target 2010 Fund, Advantage Target 2020 Fund, Advantage Target 2030 Fund, Advantage Target 2040 Fund, Advantage Target 2050 Fund, Large Company Growth Fund, S&P MidCap Index Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 23 funds on behalf of the Plan as well as the ESOP Fund and Share Award Account.

(c) *Administrative Expenses*

A portion of the recordkeeping fees and certain other administrative expenses related to third-party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees which are netted against investment returns.

(d) *New Accounting Pronouncements*

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48), which is effective for financial statements issued for fiscal years beginning after December 15, 2006. The Plan adopted FIN 48 on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 did not have any effect on the financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements,* which defines fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 did not have an impact on the Statement of Net Assets Available for Benefits or the

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Statement of Changes in Net Assets Available for Benefits. See note 6 for information and related disclosures regarding fair value measurements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), *Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 159 did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

(e) Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 6 for discussion on fair value measurements.

Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2008 and 2007, the Plan owns approximately 3.08% and 3.81%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 608,188 shares and 530,507 shares of convertible preferred stock of the Company with a fair value of $663 million and $618 million as of December 31, 2008 and 2007, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

On March 13, 2008, the ESOP purchased 520,500 shares of 2008 ESOP cumulative convertible preferred stock from the Company for $551 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,109.26 per share as of December 31, 2008, with cumulative dividends payable quarterly at an initial annual rate of 10.50%. The note bears interest at 4.50% and is due in 2018.

On March 20, 2007, the ESOP purchased 484,000 shares of 2007 ESOP cumulative convertible preferred stock from the Company for $518 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,213.69 per share as of December 31, 2007, with cumulative dividends payable quarterly at an initial annual rate of 10.75%. The note bears interest at 5.75% and is due in 2017.

(f) Participant Loans

Participant loans are a receivable and are valued at amortized cost, which approximates fair value. The Plan determines fair value based on a discounted cash flow model using the Plan's lending rate in effect as of December 31, 2008.

(g) Reporting of Fully Benefit-Responsive Contracts

The Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP) requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Application of the FSP does not impact the total amount of net assets available for benefits. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(h) Guaranteed Investment Contracts and Security-Backed Contracts

(i) Description

The Stable Value Fund (the Fund) primarily invests in traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. Security-backed contracts are considered either "targeted benchmark" (underlying investments are managed to a specific benchmark) or "targeted duration" (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issuer's general assets, usually by a third-party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

The Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks. Therefore, these risks transfer from the contract issuer to the Fund. However, in the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. A hybrid contract is a combination of participating and nonparticipating contracts. In a nonparticipating contract, the contract holder does not participate in asset and liability risks. Typically, hybrid contracts are 20% participating and 80% nonparticipating, and each component is reset over a 12-month cycle. Hybrid contracts generally have a higher contract fee compared to participating contracts. No payments related to participating or hybrid contracts were made during the year ended December 31, 2008 or 2007.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of the issuer is evaluated and monitored by the Plan's investment advisor. The Plan's policy is to require that each investment contract and the issuer of each contract value liquidity agreement have at least an "A" rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

(ii) Variables that Impact Future Crediting Rates

The primary variables impacting the future crediting rates of security-backed contracts include:

- the current yield of the assets underlying the contract
- the duration of the assets underlying the contract
- the existing difference between the fair value and contract value of the assets within the contract.

GICs provide a fixed-rate of interest over the term to maturity and, therefore, do not experience fluctuating crediting rates.

(iii) Crediting Rate Calculation Methodology

The Fund uses the following compound crediting rate formula for security-backed contracts:

$CR = [(FV/CV^{(1/D)})*(1+Y)]-1$, where:

CR = gross crediting rate
FV = fair value of underlying portfolio

CV = contract value
D = weighted average duration of the underlying portfolio
Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.

(iv) Basis and Frequency of Determining Contract Crediting Rates

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v) Minimum Crediting Rates

Security-backed contracts cannot have a crediting interest rate that is less than zero percent.

(vi) Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

(vii) Valuation of Investments

GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest, which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semiannually, using end-of-period data. The interest rate disclosed on the supplemental schedule of assets held represents the rate in effect on December 31, 2008. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets held. The collective trust fund and short-term investment fund investments are carried at the

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reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.

(viii) Withdrawal and Termination Provisions

All GICs and security-backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include all or a portion of the following:

- material amendments to the plan's structure or administration;
- complete or partial termination of the Plan, including a merger with another plan;
- the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
- the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan;
- any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and
- the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

(ix) Investment Transactions and Interest Income

Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.

(x) Unit Issues, Redemptions, Distributions

In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.

(xi) Average Yields

The average yield for the investment contracts based on actual earnings at December 31, 2008 and 2007 was 5.40% and 5.07%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2008 and December 31, 2007, respectively.

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The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2008 and 2007 was 4.73% and 5.05%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2008 and 2007, respectively.

(xii) Forward Purchase Commitments

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan's net asset value if the Plan makes such purchases while remaining substantially fully invested.

In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(xiii) Forward Sale Commitments

The portfolios underlying the security-backed contracts of the Plan may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, are used to satisfy the commitment.

Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is "marked-to-market" like other securities in the Plan, and the change in fair value is recorded by the Plan as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the Plan realizes a gain or loss. If the Plan delivers securities under the commitment, the Plan realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.

(xiv) Futures Transactions

In order to gain exposure to or protect itself from changes in the market, the Plan may buy and sell financial futures contracts on any U.S. or foreign exchange. The Plan may also buy and write put and call options on these futures contracts. Risks of entering into futures transactions include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

(continued)

Upon entering into a futures contract, the Plan is required to deposit either cash or securities in an amount (initial merging) equal to a percentage of the contract value. Subsequent payments (variation margin) are made or received by the Plan each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Plan recognizes a realized gain or loss when the contract is closed or expires.

(xv) Interest Rate Swap Transaction

To preserve a return or spread on a particular investment underlying a security-backed contract, the Plan may enter into various hedging transactions, such as interest rate swaps. Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating-rate payments for fixed-rate payments. The Plan records the amount of interest accrued due to or owed by the Plan according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Plan may also buy or write options to enter into an interest rate swap at a future date (swaption). The Plan may engage the security-backed contract issuer as the counterparty to the interest rate swap transaction.

If forecasts of interest rates and other market factors are incorrect, the Plan's investment performance will diminish compared to what performance would have been if these investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that counterparty to a transaction may not fulfill the required commitments.

(xvi) Credit Default Swap Transaction

The Plan may enter into credit default swap transactions as an investment strategy in the portfolios underlying the security-backed contracts. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided no event of default has occurred. In the event of default, the seller must pay the buyer the par value (full notional value) of the reference obligation in exchange for the reference obligation. The Plan may be either the buyer or seller in such transactions. If the Plan is a buyer and no event of default occurs, the Plan loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for the reference obligation that may have little or no value. As a seller of a credit default swap, the Plan receives a fixed rate of income throughout the term of the contract, provided there is no default event. If an event of default occurs, the seller must pay the notional value of the reference obligation. The counterparty payments and the current fair value of the swap are included within the security-backed contract crediting rate. The value of the reference obligation received by the seller, coupled with the periodic payments previously received may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Plan. Credit default swaps involve greater risks than if the Plan had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity, counterparty risk, and credit risk. The Plan may engage the security-backed contract issuer as the counterparty to the credit default transaction.

(xvii) Expenses

The Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant-directed withdrawals. Investment management fees are not charged directly to the Fund.

(i) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(j) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(k) Payment of Benefits

Benefits are recorded when paid.

(l) Excess Contributions and Earnings Payable

Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2008 and 2007, $9,133,408 and $8,701,140, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March in the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(3) ESOP Fund and Share Award Account

The ESOP Fund consists of Company common and preferred stock while the Share Award Account consists of Company common stock and were not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectable contribution account and can direct all or a portion of their account to any of the other investment options offered under the Plan. The Plan was amended effective January 1, 2006, to allow diversification out of company common stock held in the Wells Fargo ESOP Fund and effective January 1, 2007, to allow diversification of company common stock out of the Share Award Account without any age or service requirement. Future quarterly matching contributions and discretionary contributions, if any, will continue to be credited to the ESOP Fund and Share Award Account accordingly, and participants can immediately elect to diversify to the other plan investment funds.

The Company's common and preferred shares in the ESOP Fund were purchased with the proceeds of borrowings from the Company and, accordingly, represent leveraged shares. These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid and converted into company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employers' matching contributions credited to participants' ESOP Fund (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Participants may elect to have dividends on their vested accounts paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock. If a participant makes no election or if the total vested dividend for a participant is less than $5.00 or if the participant is deceased the dividend will be automatically reinvested in the Plan.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve, the portion of the ESOP Fund and the Share Award Account that are reinvested and that are attributable to the participants' nonvested accounts will be applied to make any required loan payments. Shares of the Company's common stock that are released due to such payments will be transferred to the ESOP Fund and the Share Award Account as reinvested dividends. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company's common stock held in the ESOP Fund and Share Award Account that are to be reinvested in participant accounts exceed the amount that can be paid as allowable loan payments, the Plan will reclassify the dividend cash received that was not used as loan payments as an employer contribution. The plan sponsor will in turn fund that portion of the dividend with shares of company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Employer Matching contribution. Such reclassification amounted to $5.8 million and $4.7 million in 2008 and 2007, respectively.

(4) Allocated and Unallocated Shares and Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2008 and 2007 is presented in the following tables. All investments included in the allocated column are now participant-directed (note 3).

	2008			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,232,171,681	1,386	2,232,173,067	32,957,019
Investment in convertible preferred stock at appraised fair value	—	662,711,748	662,711,748	—
Short-term investments	677,576	—	677,576	113,189
Total investments	2,232,849,257	662,713,134	2,895,562,391	33,070,208
Accrued interest income	2,558	16,324	18,882	4,079
Total assets	2,232,851,815	662,729,458	2,895,581,273	33,074,287
Liabilities:				
Notes payable	—	(554,481,202)	(554,481,202)	—
Total liabilities	—	(554,481,202)	(554,481,202)	—
Net assets available for benefits	$ 2,232,851,815	108,248,256	2,341,100,071	33,074,287
Wells Fargo & Company common shares:				
Number of shares	75,718,171	47	75,718,218	1,117,945
Cost	$ 2,208,209,937	1,150	2,208,211,087	30,707,857
Fair value	2,232,171,681	1,386	2,232,173,067	32,957,019
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	608,188	608,188	—
Cost	—	648,675,611	648,675,611	—
Estimated fair value	—	662,711,748	662,711,748	—

(continued)

	2007			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,184,475,672	634	2,184,476,306	36,638,493
Investment in convertible preferred stock at appraised fair value	—	617,519,826	617,519,826	—
Short-term investments	1,455,000	—	1,455,000	159,155
Total investments	2,185,930,672	617,520,460	2,803,451,132	36,797,648
Accrued interest income	11,123	42,953	54,076	563
Pending trades	—	—	—	650,595
Total assets	2,185,941,795	617,563,413	2,803,505,208	37,448,806
Liabilities:				
Notes payable	—	(481,385,080)	(481,385,080)	—
Total liabilities	—	(481,385,080)	(481,385,080)	—
Net assets available for benefits	$ 2,185,941,795	136,178,333	2,322,120,128	37,448,806
Wells Fargo & Company common shares:				
Number of shares	72,357,591	21	72,357,612	1,213,597
Cost	$ 2,031,842,891	727	2,031,843,618	33,303,987
Fair value	2,184,475,672	634	2,184,476,306	36,638,493
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	530,507	530,507	—
Cost	—	567,757,562	567,757,562	—
Estimated fair value	—	617,519,826	617,519,826	—

WELLS FARGO & COMPANY 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

	2008			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 5,508,831	387,182,195	392,691,026	287,713
Withdrawals	(167,139,176)	—	(167,139,176)	(4,596,301)
Net depreciation	(27,787,593)	(58,685,584)	(86,473,177)	(876,195)
Dividend income	63,630,916	66,350,528	129,981,444	1,503,958
Interest income	78,422	175,829	254,251	3,674
Administrative expenses	(215,821)	—	(215,821)	—
Notes payable interest expense	—	(40,917,740)	(40,917,740)	—
Release of common stock, 15,399,112 shares	445,898,428	(446,837,373)	(938,945)	938,945
Transfer from (to) other funds	(273,063,987)	64,802,068	(208,261,919)	(1,636,313)
Increase (decrease) in net assets	46,910,020	(27,930,077)	18,979,943	(4,374,519)
Net assets:				
Beginning of year	2,185,941,795	136,178,333	2,322,120,128	37,448,806
End of year	$ 2,232,851,815	108,248,256	2,341,100,071	33,074,287

	2007			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 4,378,501	369,356,392	373,734,893	284,178
Withdrawals	(200,316,132)	—	(200,316,132)	(5,438,136)
Net depreciation	(392,582,988)	(12,461,307)	(405,044,295)	(6,698,891)
Dividend income	51,883,128	57,231,848	109,114,976	1,515,952
Interest income	133,755	248,612	382,367	6,272
Administrative expenses	(616,915)	—	(616,915)	—
Notes payable interest expense	—	(32,601,029)	(32,601,029)	—
Release of common stock, 11,929,425 shares	411,823,982	(411,090,399)	733,583	(733,583)
Transfer from (to) other funds	(222,986,433)	53,050,980	(169,935,453)	(1,260,105)
Increase (decrease) in net assets	(348,283,102)	23,735,097	(324,548,005)	(12,324,313)
Net assets:				
Beginning of year	2,534,224,897	112,443,236	2,646,668,133	49,773,119
End of year	$ 2,185,941,795	136,178,333	2,322,120,128	37,448,806

(5) Investments

The following represents the Plan's investments as of December 31, 2008 and 2007. Individual investments which represent 5% of net assets are separately identified (†):

	2008	2007
Assets:		
ESOP†:		
Company common stock*	$ 2,232,173,067	2,184,476,306
Company convertible preferred stock*	662,711,748	617,519,826
Short-term investments*	677,576	1,455,000
Total ESOP	2,895,562,391	2,803,451,132
Wells Fargo Share Award Account:		
Company common stock*	32,957,019	36,638,493
Short-term investments	113,189	159,155
	33,070,208	36,797,648
Separately managed portfolio:		
Wells Fargo Stock Fund†:		
Company common stock*	1,695,152,504	1,768,326,719
Short-term investments	981,519	3,999,991
	1,696,134,023	1,772,326,710
Stable Value Fund*†:		
Investment contracts	95,865,489	126,669,302
Security-backed contracts:		
Underlying securities of security-backed contracts	1,512,021,930	1,150,080,430
Payable for futures transactions	—	(1,274,505)
Receivable for swap payments due	990,166	—
Receivable for investment securities sold	13,370,082	—
Pending trades	11,859,067	74,628
Payable for investment securities purchased	(93,391,970)	—
Wrapper contract fee payable	(329,214)	(257,475)
Variation margin payable	(216,450)	223,079
Accrued interest receivable	10,526,718	8,045,547
Deposit with brokers for future transactions	760,000	907,990
Payable for investment securities sold	—	1,969,158
Credit default swap transaction at market value	—	215,774
Interest rate swap transaction at market value	—	552,746
Receivable for investment payments due	—	448,712
Other securities lending assets	53,265	—
Corporate bonds – under securities lending	63,143,061	144,339,582

(continued)

		2008	2007
Cash equivalents – under securities lending agreement	$	75,980,861	30,973,154
Repurchase agreements – under securities lending agreement		24,429,097	108,089,524
Liabilities under securities lending		(184,999,939)	(285,291,966)
Wrapper contract at fair market value		2,063,130	(102,988)
Total security-backed contracts		1,436,259,804	1,158,993,390
Collective Trust Fund:			
Wells Fargo Stable Return Fund G		347,876,651	77,508,509
Total Stable Value Fund		1,880,001,944	1,363,171,201
Total separately managed portfolio		3,576,135,967	3,135,497,911
Collective investment funds:			
S&P 500 Index Fund*†		593,761,854	942,047,291
Asset Allocation Fund*		248,567,718	414,728,778
Bond Index Fund*		430,798,330	328,216,227
NASDAQ 100-Index Fund*		119,364,371	198,091,311
S&P Mid Cap Index Fund*		147,957,338	189,077,541
Total collective investment funds		1,540,449,611	2,072,161,148
Mutual funds:			
EuroPacific Growth Fund†		555,848,370	1,040,749,481
Dodge & Cox Stock Fund		442,970,039	847,796,455
Diversified Small Cap Fund*		263,870,177	439,673,720
Diversified Equity Fund*		226,563,403	392,748,635
Large Company Growth Fund*		190,307,247	361,983,633
Growth Balanced Fund*		153,622,883	267,594,224
Moderate Balanced Fund*		113,362,593	156,059,364
Aggressive Allocation Fund*		76,069,381	139,379,067
Conservative Allocation Fund*		99,927,177	132,553,871
Capital Growth Fund*		101,654,955	99,603,141
WF Advantage Dow Jones Target Today*		7,093,253	—
WF Advantage Dow Jones Target 2010*		16,585,415	—
WF Advantage Dow Jones Target 2020*		29,033,842	—
WF Advantage Dow Jones Target 2030*		19,915,619	—
WF Advantage Dow Jones Target 2040*		11,569,575	—
WF Advantage Dow Jones Target 2050*		5,727,460	—
Total mutual funds		2,314,121,385	3,878,141,591
Total investments of fair value		10,359,339,562	11,926,049,430

	2008	2007
Adjustments from fair value to contract value for fully benefit-responsive investment contracts held in the Stable Value Fund:		
Investment contracts	(527,558)	(454,648)
Security-backed contracts	48,008,387	(3,361,723)
Collective trust fund	19,469,337	233,225
Total adjustment from fair value to contract value	66,950,166	(3,583,146)
Total investments as adjusted	$ 10,426,289,728	11,922,466,284

* Represents related-party and party-in-interest (note 10)

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,296,709,357 and $669,308,556, respectively, as summarized below:

	2008	2007
Net appreciation (depreciation) in fair value of investments:		
ESOP:		
Company common stock	$ (27,787,745)	(392,583,045)
Company convertible preferred stock	(58,685,433)	(12,461,250)
Wells Fargo Stock Fund	54,197,478	(293,086,572)
Wells Fargo Share Award Account	(876,195)	(6,698,891)
Common collective funds	(626,435,959)	143,019,713
Mutual funds	(1,637,121,503)	(107,498,511)
	$ (2,296,709,357)	(669,308,556)

(6) Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include: -Quoted prices for similar assets or liabilities in active markets; -Quoted prices for identical or similar assets or liabilities in inactive markets; -Inputs other than quoted prices that are observable for the asset or liability; -Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Investments in *mutual funds* are valued at fair value based upon quoted prices in an active market.

Investments in the five *collective investment funds* are valued at fair value based upon the quoted market values of the underlying net assets. The unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded are on an active market. Four of the collective investment funds held by the Plan are unitized accounts that hold the corresponding "G" version of the Wells Fargo Collective Investment Funds of the same name. Wells Fargo created the unitized accounts for these four collective investment funds to record external expenses into the value of the funds. External expenses, such as the investment sub advisor cost and net asset value (NAV) calculation cost are passed through to the Funds. Wells Fargo is the investment manager for one of the collective investment funds held by the Plan, and the costs for this fund are paid by Wells Fargo and not passed through to the Plan.

Investments in the *Company's common stock* are valued at quoted market values.

(continued)

Investments in the *Company's convertible preferred stock* are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company's common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by Company and institutions similar to the Company.

The Wells Fargo Stock Fund and the Wells Fargo ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. *Short-term investments* are investments in collective investment funds.

As described in (2)(h)(vii), the fair value of a *guaranteed investment contract* is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.

The fair values of the *security-backed contracts* are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security-backed contracts are similar to positions in investment funds, as the security-backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Investment at Fair Value as determined by Quoted Prices in active markets (Level I)	Investments at estimated fair value: Valuation techniques based on observable market data (Level II)	Investments at estimated fair value: Valuation techniques incorporating information other than observable market data (Level III)	Total
Mutual funds	$ 2,314,121,385			2,314,121,385
Common collective funds		1,540,449,611		1,540,449,611
Company Common stock	2,265,130,086			2,265,130,086
Company convertible preferred stock			662,711,748	662,711,748
Short term investments		790,765		790,765
Wells Fargo Stock Fund	1,695,152,504	981,519		1,696,134,023
Stable Value Fund		1,880,001,944		1,880,001,944
Total investments	$ 6,274,403,975	3,422,223,839	662,711,748	10,359,339,562

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Company convertible preferred stock
Balance, beginning of year	$ 617,519,826
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	(58,685,433)
Purchases, sales, issuances and settlements (net)	103,877,355
Balance, end of year	$ 662,711,748

(7) Concentration of Investments

The Plan's investment in shares of the Company's common and preferred stock aggregate 44.63% and 38.63% of total investments as of December 31, 2008 and 2007, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company's common stock was $29.48 as of December 31, 2008 and $25.02 as of June 11, 2009.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan's derivative financial instruments as of December 31, 2008 and 2007:

	2008		2007	
	Notional amount	Unrealized gain	Notional amount	Unrealized gain
Future contracts	$ 134,710,716	4,133,472	192,887,821	1,274,511
Interest rate swaps	—	—	27,025,000	552,746
Credit default swaps	—	—	3,500,000	—
	$ 134,710,716	4,133,472	223,412,821	1,827,257

Net realized gain (loss) on futures for the year ended December 31, 2008 and 2007 were $3,564,565 and $4,155,141, respectively.

(9) Lending of Portfolio Securities

The Plan may loan securities in return for securities, irrevocable letters of credit or cash collateral, which is invested in various corporate bonds, short-term fixed income securities and repurchase agreements. Security loans are secured at all times by collateral, although the loans may not be fully supported at all times if, for example, the instruments in which cash collateral is invested decline in value or the borrower fails to provide additional collateral when required in a timely manner or at all. The collateral is equal to at least 102% of the market value of the securities loaned plus accrued interest when the transaction is entered into. The collateral supporting loans of domestic and foreign equity securities and corporate bonds is remarked daily while collateral supporting loans of U.S. government securities is remarked back to 102% only if the given collateral falls below 100% of the market value of the securities loaned plus any accrued interest. Gain or loss in the market price of the securities loaned that may occur during the term of the loan is reflected in the value of the Plan. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due or when called for by the Plan, and that the proceeds from the sale of investments will be less than amounts required to be returned to the borrowers. Income earned on securities lending activity is included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities. The collateral assets and the payable to the Plan for securities under lending agreements are included in the Stable Value Fund (note 5).

Fair value of securities loaned and corresponding collateral at December 31, 2008 and 2007 were as follows:

		2008	2007
Securities under lending agreement	$	180,836,014	280,942,096
Collateralized by:			
Cash equivalents	$	75,980,861	30,973,154
Corporate bonds		63,143,061	144,339,582
Repurchase agreements		24,429,097	108,089,524
Total collateral	$	163,553,019	283,402,260
Payable upon return of securities loaned	$	184,999,939	285,291,966

(10) Related-Party Transactions

Substantially all Plan's investment funds are managed by the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC.

During 2008 and 2007, the Plan purchased company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in the Stock Fund, which holds company stock.

(11) Federal Income Taxes

On June 21, 2006, the IRS issued a determination letter stating that the Plan qualified under Section 401(a) of the IRC and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Department of Labor is currently auditing the Plan years 2006, 2007, 2008 and first quarter of 2009. At this time, the audit is not complete and any effect on the Plan is unknown.

(12) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2008 and 2007:

Effective date	Plan name		Amount
	2008		
January 1, 2008	Greater Bay Bancorp 401(k) Plan	$	70,453,512
January 1, 2008	ABD Insurance 401(k) Plan		63,471,577
January 1, 2008	Universal Insurance Services 401(k) Plan		9,852,360
April 1, 2008	First Financial 401(k) Plan		108,972
April 1, 2008	SW Community Bank 401(k) Plan		169,085
June 1, 2008	United Bancorp of Wyoming 401(k) Plan		8,433,338
		$	152,488,845
	2007		
July 1, 2007	Placer Sierra Bancshares 401(k) Plan	$	13,937,218

(13) Notes Payable

Notes payable as of December 31 were:

	2008	2007
5.68% 1999 ESOP Convertible Preferred Stock Note, due March 2009	$ —	1,342,965
7.24% 2000 ESOP Convertible Preferred Stock Note, due March 2010	2,815,860	9,685,110
5.65% 2001 ESOP Convertible Preferred Stock Note, due March 2011	11,198,458	17,878,958
5.25% 2002 ESOP Convertible Preferred Stock Note, due March 2012	20,260,341	27,650,555
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013	31,304,165	39,687,870
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014	49,230,830	59,580,554
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015	66,676,676	78,361,421
5.75% 2006 ESOP Convertible Preferred Stock Note, due March 2016	89,109,730	102,614,966
5.75% 2007 ESOP Convertible Preferred Stock Note, due March 2017	117,870,130	144,582,681
4.50% 2008 ESOP Convertible Preferred Stock Note, due March 2018	166,015,012	—
	$ 554,481,202	481,385,080

Maturities of notes payable are as follows:

Year ending December 31:	
2009	$ 24,087,163
2010	94,359,595
2011	86,885,346
2012	83,505,798
2013	75,029,707
Thereafter	190,613,593
	$ 554,481,202

The notes represent exempt loans to the Plan from the plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2018. The estimated fair market value of the notes as of December 31, 2008 and 2007 was approximately $535 million and $485 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(14) Plan Termination

The Company reserves the right to terminate the Plan. In the event of plan termination, participants shall become 100% vested in their accounts.

(15) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

		2008	2007
Participant contributions per the financial statements	$	644,543,539	640,037,172
Excess contributions to be refunded		12,024,130	8,541,673
Participant contributions per the Form 5500	$	656,567,669	648,578,845
Interest income per the financial statements	$	105,952,325	87,598,252
Income on excess contributions to be refunded		(2,890,722)	159,467
Interest income per the Form 5500	$	103,061,603	87,757,719

(16) Subsequent Events

(a) Plan Merger

The following plans were merged or will be merged into the Plan subsequent to year-end as follows:

Effective date	Plan name	Approximate amount
January 1, 2009	Century Bank, N.A. Retirement Savings Plan	$ 3,613,570
December 31, 2009	Wachovia Savings Plan	$ 5,300,000,000

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
*	Participant loans	47,328 Participant loans, interest rates ranging from 4% to 16%, maturing at various dates through December 29, 2028	N/A	N/A	$ 284,223,677
*	Wells Fargo S&P 500 Index Fund	Common collective fund	19,667,631	(1)	593,761,854
*	Wells Fargo Asset Allocation Fund	Common collective fund	7,729,096	(1)	248,567,718
*	Wells Fargo Bond Index Fund	Common collective fund	14,820,099	(1)	430,798,330
*	Wells Fargo NASDAQ 100-Index Fund	Common collective fund	17,916,310	(1)	119,364,371
*	WF S&P MidCap Index Fund	Common collective fund	13,028,611	(1)	147,957,338
					1,540,449,611
*	The America Funds Group EuroPacific Growth Fund	Mutual fund	19,887,240	(1)	555,848,370
*	Dodge & Cox Stock Fund	Mutual fund	5,956,300	(1)	442,970,039
*	Wells Fargo Diversified Small Cap Fund	Mutual fund	34,583,247	(1)	263,870,177
*	Wells Fargo Diversified Equity Fund	Mutual fund	11,830,987	(1)	226,563,403
*	Wells Fargo Large Company Growth Fund	Mutual fund	5,823,355	(1)	190,307,247
*	Wells Fargo Growth Balanced Fund	Mutual fund	8,640,207	(1)	153,622,883
*	Wells Fargo Moderate Balanced Fund	Mutual fund	7,738,061	(1)	113,362,593
*	Wells Fargo Aggressive Allocation Fund	Mutual fund	8,794,148	(1)	76,069,381
*	Wells Fargo Conservative Allocation Fund	Mutual fund	6,476,162	(1)	99,927,177
*	WF Adv Capital Growth Fund	Mutual fund	9,859,840	(1)	101,654,955
*	WF Advantage Dow Jones Target Today*	Mutual fund	745,090	(1)	7,093,253
*	WF Advantage Dow Jones Target 2010*	Mutual fund	1,506,396	(1)	16,585,415
*	WF Advantage Dow Jones Target 2020*	Mutual fund	2,671,007	(1)	29,033,842
*	WF Advantage Dow Jones Target 2030*	Mutual fund	1,950,599	(1)	19,915,619
*	WF Advantage Dow Jones Target 2040*	Mutual fund	1,088,389	(1)	11,569,575
*	WF Advantage Dow Jones Target 2050*	Mutual fund	920,813	(1)	5,727,460
					2,314,121,385
*	Wells Fargo Stable Value Fund:				
	Insurance contracts:				
	ING Life Ins. and Annuity Co.:	5.48%, due 10/22/2009		(1)	11,701,191
	ING Life Ins. and Annuity Co.:	4.68%, due 10/22/2009		(1)	12,320,693
	ING Life Ins. and Annuity Co.:	4.42%, due 3/11/2009		(1)	11,793,300
	Metropolitan Life Insurance:	4.45%, due 3/15/2009		(1)	11,806,226
	Pacific Life Insurance:	4.62%, due 6/30/2009		(1)	12,288,503
	Principal Life:	4.75%, due 6/15/2009		(1)	12,358,330
	Prudential Life:	5.45%, due 10/22/2009		(1)	11,689,807
	Prudential Life:	4.27%, due 2/1/2010		(1)	11,907,439
	Total insurance contracts				95,865,489
	Adjustment from fair value to contract value for fully benefit investment contract				(527,558)
	Total insurance contract at contract value				95,337,931
	Security-backed contracts:				
	American Honda Finance Corp	6.7%, $2,000,000 par, due 10/1/2013 §		(1)	2,016,020
	Bank of America Corp	5.42%, $2,000,000 par, due 3/15/2017		(1)	1,777,740
	Bottling Group LLC	6.95%, $2,200,000 par, due 3/15/2014		(1)	2,388,782
	BP Capital Markets PLC	5.25%, $2,500,000 par, due 11/7/2013		(1)	2,609,850
	Cargill Inc	4.38%, $2,560,000 par, due 6/1/2013 §		(1)	2,290,442
	Caterpillar Financial Services Corp	6.2%, $2,000,000 par, due 9/30/2013		(1)	2,061,840
	Cellco Partnership	7.38%, $1,250,000 par, due 11/15/2013 §		(1)	1,318,850
	Citibank Credit Card Issuance Trust	5.5%, $4,075,000 par, due 6/22/2012		(1)	3,997,575
	Citigroup Inc	6.5%, $2,000,000 par, due 8/19/2013		(1)	2,018,180
	Citigroup/Deutsche Bank Commercial Mort Trust	5.23%, $1,800,000 par, due 7/15/2044		(1)	1,493,064
	College Loan Corp Trust	5.34%, $8,720,000 par, due 4/25/2046 §		(1)	8,502,000
	Colorado Student Obligation Bond Authority	5.8%, $900,000 par, due 12/1/2032		(1)	900,000
	Countrywide Home Equity Loan Trust	5.32%, $2,611,928 par, due 12/15/2035		(1)	1,021,447
	Countrywide Home Equity Loan Trust	5.33%, $430,574 par, due 2/15/2036		(1)	116,255
	County of Oakland MI	6%, $2,400,000 par, due 4/1/2012		(1)	2,477,904
	Credit Suisse Mortgage Capital Certificates	5.34%, $2,000,000 par, due 2/15/2040		(1)	1,332,960
	Credit Suisse USA Inc	6.13%, $1,000,000 par, due 11/15/2011		(1)	1,010,040
	CS First Boston Mortgage Securities Corp	5.1%, $2,000,000 par, due 12/15/2014		(1)	1,596,960
	CW Capital Cobalt Ltd	5.04%, $4,461,668 par, due 8/15/2048		(1)	4,276,151
	CW Capital Cobalt Ltd	5.15%, $3,500,000 par, due 8/15/2048		(1)	2,579,815
	DCP Midstream LLC	9.7%, $2,000,000 par, due 12/1/2013 §		(1)	2,030,820
	Diageo Capital PLC	7.38%, $2,000,000 par, due 1/15/2014		(1)	2,130,500
	Duke Energy Carolinas LLC	5.75%, $1,800,000 par, due 11/15/2013		(1)	1,861,614
	ENSCO Offshore Co	6.36%, $1,400,084 par, due 12/1/2015		(1)	1,523,684
	Equifirst Mortgage Loan Trust	5.88%, $198,935 par, due 9/25/2033		(1)	112,078

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Fannie Mae Grantor Trust	6%, $3,220,722 par, due 11/25/2043		(1)	$ 3,267,036
Fannie Mae Pool	5.5%, $1,400,000 par, due 1/1/2019		(1)	1,441,566
Fannie Mae Pool	5.5%, $3,000,000 par, due 1/1/2035		(1)	3,075,000
Fannie Mae Pool	6%, $1,000,000 par, due 1/1/2035		(1)	1,029,380
Fannie Mae Pool	4.66%, $11,165,836 par, due 7/1/2010		(1)	11,298,262
Fannie Mae Pool	5.57%, $4,056,326 par, due 10/1/2032		(1)	4,054,988
Fannie Mae Pool	5.54%, $5,142,190 par, due 11/1/2032		(1)	5,127,123
Fannie Mae Pool	6.3%, $6,105,348 par, due 5/1/2011		(1)	6,374,716
Fannie Mae Pool	5.68%, $8,890,628 par, due 7/1/2012		(1)	9,258,611
Fannie Mae Pool	5.83%, $1,143,395 par, due 8/1/2014		(1)	1,184,844
Fannie Mae Pool	4.61%, $6,135,000 par, due 7/1/2012		(1)	6,222,362
Fannie Mae Pool	5.5%, $11,835,546 par, due 4/1/2033		(1)	12,161,497
Fannie Mae Pool	6%, $955,757 par, due 2/1/2033		(1)	987,603
Fannie Mae Pool	3.85%, $3,902,674 par, due 7/1/2033		(1)	3,761,944
Fannie Mae Pool	6.5%, $487,897 par, due 1/1/2018		(1)	492,522
Fannie Mae Pool	5.3%, $4,224,225 par, due 5/1/2037		(1)	4,277,365
Fannie Mae Pool	5.5%, $7,300,004 par, due 6/1/2018		(1)	7,553,169
Fannie Mae Pool	4.5%, $5,527,707 par, due 5/1/2014		(1)	5,658,105
Fannie Mae Pool	5%, $8,383,805 par, due 3/1/2034		(1)	8,581,998
Fannie Mae Pool	5%, $6,204,369 par, due 4/1/2034		(1)	6,351,040
Fannie Mae Pool	4.31%, $11,161,437 par, due 6/1/2011		(1)	11,231,196
Fannie Mae Pool	4.5%, $2,101,302 par, due 7/1/2018		(1)	2,161,336
Fannie Mae Pool	4.5%, $2,015,350 par, due 7/1/2018		(1)	2,072,928
Fannie Mae Pool	4.2%, $3,378,356 par, due 6/1/2033		(1)	3,398,592
Fannie Mae Pool	4.7%, $2,055,799 par, due 8/1/2035		(1)	2,061,205
Fannie Mae Pool	3.99%, $2,136,312 par, due 8/1/2033		(1)	2,149,963
Fannie Mae Pool	4.05%, $1,668,654 par, due 8/1/2033		(1)	1,680,626
Fannie Mae Pool	3.93%, $2,623,292 par, due 10/1/2033		(1)	2,584,100
Fannie Mae Pool	4.68%, $878,511 par, due 12/1/2033		(1)	884,924
Fannie Mae Pool	5%, $3,504,116 par, due 1/1/2019		(1)	3,617,369
Fannie Mae Pool	5%, $1,489,119 par, due 2/1/2019		(1)	1,534,462
Fannie Mae Pool	4.25%, $2,024,770 par, due 3/1/2034		(1)	2,056,032
Fannie Mae Pool	4.1%, $672,268 par, due 5/1/2034		(1)	679,287
Fannie Mae Pool	4.37%, $12,091,603 par, due 6/1/2034		(1)	12,186,401
Fannie Mae Pool	5%, $2,392,250 par, due 10/1/2019		(1)	2,465,094
Fannie Mae Pool	4.82%, $2,502,394 par, due 8/1/2034		(1)	2,538,879
Fannie Mae Pool	5%, $2,041,408 par, due 11/1/2019		(1)	2,103,569
Fannie Mae Pool	5.5%, $145,562 par, due 6/1/2021		(1)	150,177
Fannie Mae Pool	5.5%, $5,608,712 par, due 1/1/2036		(1)	5,637,541
Fannie Mae Pool	5.5%, $8,078,328 par, due 2/1/2036		(1)	8,119,818
Fannie Mae Pool	5.5%, $4,989,432 par, due 11/1/2021		(1)	5,147,647
Fannie Mae Pool	4.65%, $11,738,949 par, due 5/1/2038		(1)	11,900,829
Fannie Mae REMICS	4.5%, $7,378,899 par, due 9/25/2018		(1)	7,544,925
Fannie Mae REMICS	5%, $4,908,985 par, due 10/25/2018		(1)	5,048,587
Fannie Mae REMICS	4%, $3,700,000 par, due 4/25/2019		(1)	3,551,112
Fannie Mae REMICS	5.5%, $14,651,161 par, due 4/25/2035		(1)	15,109,010
Fannie Mae REMICS	5.5%, $14,516,340 par, due 4/25/2035		(1)	14,969,976
Fannie Mae Whole Loan	4.57%, $6,573,059 par, due 2/25/2033		(1)	6,577,200
Fannie Mae Whole Loan	6.5%, $1,328,191 par, due 9/25/2042		(1)	1,359,324
Fannie Mae Whole Loan	6.29%, $920,721 par, due 7/25/2033		(1)	926,635
Fannie Mae Whole Loan	7%, $2,078,958 par, due 12/25/2033		(1)	2,140,682
Fannie Mae Whole Loan	7%, $2,476,719 par, due 5/25/2044		(1)	2,550,253
FDIC Gtd - John Deere Capital Corp	2.88%, $2,000,000 par, due 6/19/2012		(1)	2,056,980
FDIC Gtd - New York Community Bank	3%, $3,100,000 par, due 12/16/2011		(1)	3,183,111
Federal Express Corp 1997 Pass Through Trust	7.52%, $1,439,894 par, due 1/15/2018		(1)	1,241,909
Federal Home Loan Banks	3.63%, $4,000,000 par, due 10/18/2013		(1)	4,207,520
Federal Home Loan Mortgage Corp	4.88%, $2,500,000 par, due 6/13/2018		(1)	2,873,450
FHLMC Structured Pass Through Securities	5.23%, $8,051,696 par, due 5/25/2043		(1)	8,107,092
Fifth Third Home Equity Loan Trus	5.25%, $834,413 par, due 9/20/2023		(1)	618,734
Ford Motor Credit Co LLC	7.38%, $3,500,000 par, due 10/28/2009		(1)	3,073,770
Freddie Mac Gold Pool	5.5%, $6,102,564 par, due 5/1/2015		(1)	6,359,909
Freddie Mac Gold Pool	5%, $1,955,206 par, due 9/1/2015		(1)	2,019,747
Freddie Mac Gold Pool	5%, $1,346,850 par, due 8/1/2018		(1)	1,390,380
Freddie Mac Gold Pool	6%, $6,812,580 par, due 8/1/2038		(1)	7,024,723
Freddie Mac Gold Pool	6%, $14,625,421 par, due 8/1/2038		(1)	15,080,856
Freddie Mac Gold Pool	6%, $9,927,400 par, due 9/1/2038		(1)	10,236,539
Freddie Mac Gold Pool	5.5%, $4,687,264 par, due 11/1/2021		(1)	4,834,430
Freddie Mac Gold Pool	5.5%, $1,353,463 par, due 11/1/2021		(1)	1,395,962
Freddie Mac Gold Pool	5.5%, $1,063,989 par, due 12/1/2033		(1)	1,091,802
Freddie Mac Gold Pool	5%, $6,570,132 par, due 5/1/2020		(1)	6,761,980
Freddie Mac Non Gold Pool	4.84%, $1,951,439 par, due 5/1/2038		(1)	1,974,956
Freddie Mac Non Gold Pool	5.02%, $9,753,270 par, due 4/1/2038		(1)	9,916,657
Freddie Mac Non Gold Pool	5.44%, $15,606,830 par, due 8/1/2038		(1)	15,937,508
Freddie Mac Non Gold Pool	5.93%, $6,988,711 par, due 9/1/2037		(1)	7,184,255
Freddie Mac Non Gold Pool	6.21%, $6,832,748 par, due 6/1/2036		(1)	6,929,773
Freddie Mac Non Gold Pool	4.59%, $10,498,627 par, due 8/1/2035		(1)	10,541,577

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Freddie Mac Non Gold Pool	7.28%, $97,865 par, due 10/1/2029		(1)	$ 97,010
Freddie Mac REMICS	5.5%, $8,853,137 par, due 10/15/2016		(1)	9,145,645
Freddie Mac REMICS	4.5%, $2,505,331 par, due 2/15/2026		(1)	2,508,896
Freddie Mac REMICS	4%, $8,000,000 par, due 12/15/2018		(1)	7,729,200
Freddie Mac REMICS	4%, $10,165,908 par, due 9/15/2019		(1)	9,865,200
Freddie Mac REMICS	5%, $6,500,000 par, due 8/15/2030		(1)	6,654,895
Freddie Mac REMICS	4%, $7,000,000 par, due 6/15/2023		(1)	6,707,260
Ge Capital Commercial Mortgage Corp	4.37%, $5,000,000 par, due 1/10/2038		(1)	4,813,000
Ge Capital Commercial Mortgage Corp	5.34%, $3,000,000 par, due 3/10/2044		(1)	2,402,790
Georgia Power Co	6%, $1,500,000 par, due 11/1/2013		(1)	1,576,710
Ginnie Mae II pool	3.49%, $3,030,509 par, due 6/20/2058		(1)	3,082,936
Ginnie Mae II pool	5.85%, $5,081,700 par, due 7/20/2058		(1)	5,081,700
Ginnie Mae II pool	6.14%, $6,019,416 par, due 10/20/2058		(1)	6,257,604
Greenwich Capital Commercial Funding Corp	4.11%, $3,500,000 par, due 7/5/2035		(1)	3,040,905
GS Auto Loan Trust	4.56%, $5,000,000 par, due 11/15/2013		(1)	4,951,300
Hewlett-Packard Co	6.13%, $1,750,000 par, due 3/1/2014		(1)	1,860,250
Honda Auto Receivables Owner Trust	4.6%, $1,158,144 par, due 11/22/2010		(1)	1,150,134
Honda Auto Receivables Owner Trust	4.47%, $4,545,000 par, due 1/18/2012		(1)	4,345,384
Household Credit Card Master Note Trust I	5.67%, $4,000,000 par, due 7/15/2013		(1)	2,934,560
International Business Machines Corp	6.5%, $2,000,000 par, due 10/15/2013		(1)	2,192,460
Jefferies & Co Inc	3.86%, $1,485,992 par, due 11/25/2046		(1)	845,158
Jefferies & Co Inc	3.86%, $266,195 par, due 11/25/2046		(1)	29,392
Jefferies & Co Inc	3.95%, $4,023,036 par, due 11/25/2046		(1)	1,464,385
Jefferies & Co Inc	3.95%, $712,081 par, due 11/25/2046		(1)	50,321
Jefferies & Co Inc	6%, $5,530,272 par, due 10/26/2036 §		(1)	4,261,074
Jefferies & Co Inc	6%, $295,115 par, due 10/26/2036 §		(1)	106,241
JP Morgan Chase Commercial Mort Sec Corp	4.82%, $1,150,000 par, due 10/15/2042		(1)	927,165
JP Morgan Chase Commercial Mort Sec Corp	5.18%, $775,000 par, due 12/15/2044		(1)	621,108
LB-UBS Commercial Mortgage Trust	6.13%, $4,000,000 par, due 12/15/2030		(1)	3,837,440
LB-UBS Commercial Mortgage Trust	4.39%, $5,000,000 par, due 3/15/2032		(1)	4,357,700
LB-UBS Commercial Mortgage Trust	5.1%, $4,400,000 par, due 11/15/2030		(1)	3,975,356
Lehman XS Trust	5.64%, $1,553,728 par, due 5/25/2037		(1)	419,507
Merrill Lynch Mortgage Trust	5.24%, $2,550,000 par, due 11/12/2037		(1)	2,069,988
Miller Brewing Co	5.5%, $1,500,000 par, due 8/15/2013 §		(1)	1,398,570
MLCC Mortgage Investors Inc	5.47%, $744,702 par, due 4/25/2028		(1)	501,169
MSDWCC Heloc Trust	5.4%, $414,924 par, due 11/25/2015		(1)	294,862
MSDWCC Heloc Trust	5.39%, $476,724 par, due 4/25/2016		(1)	325,550
New Cingular Wireless Services Inc	8.13%, $1,750,000 par, due 5/1/2012		(1)	1,876,648
Overseas Private Investment Corp	0%, $1,900,000 par, due 12/9/2016		(1)	1,947,500
Overseas Private Investment Corp	0%, $1,650,000 par, due 12/9/2016		(1)	1,691,250
Pacificorp	5.45%, $1,500,000 par, due 9/15/2013		(1)	1,534,275
Pennsylvania Higher Education Assistance Agency	4.15%, $6,000,000 par, due 10/1/2042		(1)	5,670,000
PepsiAmericas Inc	5.75%, $1,000,000 par, due 7/31/2012		(1)	982,330
President and Fellows of Harvard College	5%, $3,500,000 par, due 1/15/2014 §		(1)	3,629,150
Procter & Gamble Co	4.6%, $2,000,000 par, due 1/15/2014		(1)	2,054,258
Ramapo NY	5.5%, $1,260,000 par, due 9/1/2021		(1)	1,212,107
Residential Asset Securities Corp	6.35%, $1,084,597 par, due 3/25/2032		(1)	697,320
Residential Asset Securities Corp	6.78%, $1,701,511 par, due 4/25/2032		(1)	1,231,366
Rhode Island State & Providence Plantations	6.21%, $910,000 par, due 2/1/2016		(1)	978,214
Rhode Island State & Providence Plantations	6.46%, $1,075,000 par, due 2/1/2017		(1)	1,164,032
Rhode Island State & Providence Plantations	6.66%, $590,000 par, due 2/1/2018		(1)	640,964
SLC Student Loan Trust	3.24%, $4,405,000 par, due 6/15/2017		(1)	3,947,981
SLM Student Loan Trust	5.74%, $3,750,000 par, due 9/15/2020		(1)	2,806,275
SLM Student Loan Trust	5.48%, $6,500,000 par, due 1/25/2021		(1)	5,189,847
Small Business Administration	6.34%, $410,630 par, due 8/10/2011		(1)	419,459
Small Business Administration	5.89%, $998,052 par, due 9/10/2011		(1)	1,010,129
Small Business Administration	6.03%, $1,637,870 par, due 2/10/2012		(1)	1,676,032
Small Business Administration	5.2%, $1,233,201 par, due 8/10/2012		(1)	1,248,122
Small Business Administration	4.63%, $2,297,760 par, due 3/10/2013		(1)	2,289,258
Small Business Administration	4.5%, $2,146,419 par, due 2/10/2014		(1)	2,121,950
Small Business Administration	4.75%, $6,508,657 par, due 8/10/2014		(1)	6,475,463
Small Business Administration	4.64%, $14,937,855 par, due 2/10/2015		(1)	14,833,290
Small Business Administration	5.68%, $4,619,090 par, due 8/10/2016		(1)	4,738,263
Small Business Administration	5.79%, $14,439,962 par, due 8/10/2017		(1)	14,894,821
Small Business Administration	5.9%, $8,910,527 par, due 2/1/2018		(1)	9,248,236
Small Business Administration Participation Certs	4.76%, $11,815,455 par, due 9/1/2025		(1)	11,615,773
Small Business Administration Participation Certs	5.51%, $4,791,445 par, due 11/1/2027		(1)	4,887,753
Small Business Administration Participation Certs	5.29%, $6,544,716 par, due 12/1/2027		(1)	6,587,911
Small Business Administration Participation Certs	5.63%, $8,000,000 par, due 10/1/2028		(1)	8,215,200
Small Business Administration Participation Certs	6.77%, $7,000,000 par, due 11/1/2028		(1)	7,458,500
Stanley Works/The	6.15%, $2,000,000 par, due 10/1/2013		(1)	2,057,538
State of Mississippi	5.25%, $1,435,000 par, due 10/1/2011		(1)	1,504,110
Triad Auto Receivables Owner Trust	4.88%, $5,000,000 par, due 4/12/2013		(1)	4,303,000
Turquoise Card Backed Securities PLC	5.13%, $4,000,000 par, due 6/15/2012		(1)	3,600,000
United States Treasury Note/Bond	4.25%, $5,000,000 par, due 9/30/2012		(1)	5,582,800

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
US Education Loan Trust LLC	5.41%, $6,700,000 par, due 9/1/2019 §		(1)	$ 6,201,688
Verizon Global Funding Corp	6.88%, $2,000,000 par, due 6/15/2012		(1)	2,063,160
Wachovia Asset Securitization Inc	5.5%, $1,154,931 par, due 9/27/2032		(1)	835,223
Wachovia Asset Securitization Inc	5.26%, $917,260 par, due 7/25/2037 §		(1)	372,121
Wachovia Bank Commercial Mortgage Trust	4.98%, $3,000,000 par, due 11/15/2034		(1)	2,661,360
Wachovia Bank Commercial Mortgage Trust	3.99%, $1,525,000 par, due 6/15/2035		(1)	1,258,903
Walt Disney Co/The	4.5%, $1,500,000 par, due 12/15/2013		(1)	1,509,900
WFS Financial Owner Trust	4.39%, $1,969,507 par, due 5/17/2013		(1)	1,951,033
White Bear Lake Indp School Dist No 624/MN	5.25%, $1,810,000 par, due 2/1/2015		(1)	1,873,567
Wisconsin Electric Power Co	6.25%, $1,500,000 par, due 12/1/2015		(1)	1,570,200
Wells Fargo STIF Fund	2.56%, $7,123,198 par		(1)	7,123,198
				727,111,304
Investments made with securities lending collateral (market value of securities on loan, $76,382,085)				
Liberty Lighthouse US Capital Co., 0.67%, $913,530 par, due 2/26/2010			913,529	700,916
Liberty Lighthouse US Capital Co., 0.30%, $1,097,388 par, due 3/16/2010			1,097,201	814,703
MSDWCC Heloc Trust, 0.83%, $156,534 par, due 12/27/2031			156,534	108,016
MSDWCC Heloc Trust, 1.04%, $13,127 par, due 11/25/2015			13,127	9,328
Matchpoint Master Trust, 0.05%, $1,305,396 par, due 1/2/2009			1,305,393	1,305,394
Merrill Lynch & Co Inc., 1.97%, $365,412 par, due 5/8/2009			365,412	358,799
Merrill Lynch & Co Inc., 3.57%, $546,291 par, due 1/30/2009			546,303	543,381
Merrill Lynch & Co Inc., 0.58%, $310,600 par, due 6/26/2009			310,628	302,905
Merrill Lynch & Co Inc., 1.33%, $1,132,741 par, due 8/14/2009			1,132,943	1,097,614
Aig-fp Matched Funding Corp, 0.27%, $274,059 par, due 9/8/2009			274,154	241,172
Countrywide Alternative Loan Trust 2007, 1.70%, $169,223 par, due 4/25/2047			169,135	60,886
American Express Bank, Fsb, 0.58%, $234,777 par, due 6/22/2009			234,809	228,220
American Express Centurion Bank, 0.60%, $731,592 par, due 9/22/2009			731,591	697,465
Barclays Bank Plc NY, 2.51%, $1,370,295 par, due 8/10/2009			1,370,294	1,366,105
Bear Stearns Companies, Inc., 0.21%, $1,827,060 par, due 2/22/2010			1,827,058	1,739,188
Bear Stearns Companies, Inc., 0.25%, $1,243,706 par, due 3/9/2009			1,243,705	1,239,545
Bear Stearns Mortgage Funding Trust, 1.40%, $132,117 par, due 8/25/2036			132,117	57,579
Belmont Funding, LLC., 0.50%, $1,305,396 par, due 1/2/2009			1,305,376	1,305,377
Beta Finance Inc., 0.23%, $913,530 par, due 10/26/2009			913,460	886,400
CC (USA) Inc, 0.21%, $913,530 par, due 2/26/2010			913,480	873,508
CIT Group Inc., 0.18%, $913,530 par, due 2/14/2009			913,529	899,396
CIT Group Inc., 0.19%, $913,530 par, due 3/12/2009			913,529	903,006
Countrywide Home Loan, 2.83%, $6,448 par, due 2/15/2029			6,448	3,229
Countrywide Home Loans, 1.66%, $42,759 par, due 2/25/2035			42,825	20,661
Countrywide Home Loans, 1.54%, $31,623 par, due 3/25/2035			31,663	16,081
Countrywide Home Loans, 1.90%, $64,142 par, due 3/25/2035			64,206	27,413
Calyon New York Branch, 0.23%, $913,530 par, due 3/26/2010			913,405	890,446
Cheyne Finance, LLC., 0.00%, $354,949 par, due 1/12/2009 #			354,948	5,857
Cheyne Finance, LLC., 0.00%, $287,355 par, due 2/25/2008 #			287,354	4,741
Cheyne Finance, LLC., 0.00%, $354,877 par, due 1/12/2009 #			354,876	5,855
Citigroup Inc, 2.38%, $1,370,295 par, due 6/9/2009			1,371,063	1,337,799
Citigroup Funding LLC, 0.13%, $731,592 par, due 5/18/2009			731,591	720,907
Clipper Receivables Corporation, 0.75%, $802,608 par, due 1/2/2009			802,590	802,591
Credit Suisse First Boston, 0.21%, $731,592 par, due 6/5/2009			731,591	718,425
Dorada Finance Inc, 0.23%, $913,530 par, due 10/26/2009			913,460	881,480
Dorada Finance Inc, 0.10%, $913,530 par, due 1/12/2009			913,523	912,761
Ebbets Funding LLC., 0.50%, $1,305,396 par, due 1/2/2009			1,305,376	1,305,377
Elysian Funding, LLC., 0.50%, $1,305,396 par, due 1/2/2009			1,305,376	1,305,377
Fifth Third Home Equity, 1.02%, $40,697 par, due 9/20/2023			40,697	30,178
Fleet, 1.28%, $17,872 par, due 1/20/2033			17,872	10,552
Gmac Mortgage Corp. Loan Tr 2005-he3 A2, 1.45%, $254,871 par, due 2/25/2036			254,676	108,865
Gsmps 2005-rp3, 1.83%, $82,578 par, due 1/25/2045			82,578	36,971
Galleon Capital LLC., 0.76%, $802,608 par, due 1/2/2009			802,590	802,591
General Electric Capital, 0.20%, $1,388,566 par, due 7/10/2009			1,388,944	1,363,166
Goldman Sachs Group Inc, 0.23%, $438,955 par, due 2/17/2009			438,955	437,778
Goldman Sachs Group Inc, 0.24%, $2,295,279 par, due 6/19/2009			2,295,295	2,239,814
Goldman Sachs Group Inc, 0.26%, $1,827,060 par, due 7/30/2009			1,827,058	1,784,811
Goldman Sachs Group Inc, 0.23%, $1,463,184 par, due 9/24/2009			1,463,183	1,388,662
Greenpoint Home Equity Loan Trust, 2.22%, $5,714 par, due 8/15/2030			5,714	3,792
Gryphon Funding Limited, 0.00%, $2,083,522 par, due 8/23/2009			872,449	872,371
Household Home Equity Loan Trust 2005-3, 1.08%, $79,530 par, due 1/20/2035			79,530	56,355
Harborview Mortgage Loan Trust 2005-9, 1.77%, $49,235 par, due 6/20/2035			49,267	23,600
Indymac Indx Mortgage Loan Trust 2006-ar, 1.68%, $163,404 par, due 5/25/2046			163,404	66,075
Jpalt 2007 - A1 1a2a, 0.90%, $235,714 par, due 3/25/2037			235,713	138,876
Jupiter Securitization Corporation, 0.03%, $412,673 par, due 1/2/2009			412,673	412,673
Lehman Brothers Holdings, 0.00%, $913,530 par, due 10/22/2008 #			913,529	82,218
Lehman Brothers Holdings, 0.00%, $913,530 par, due 4/3/2009 #			913,529	82,218
Lehman Brothers Holdings, 0.00%, $365,412 par, due 11/16/2009 #			365,572	32,887
Lehman Brothers Holdings, 0.00%, $1,188,357 par, due 11/16/2009 #			1,188,356	106,952
Liberty Lighthouse US Capital Co., 2.68%, $767,365 par, due 11/16/2009			767,364	630,434
MLCC, 2.22%, $23,032 par, due 3/15/2025			23,045	16,338

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
MLCC Mortgage Investors Inc. 2004-a A1, 1.02%, $18,133 par, due 4/25/2029			18,127	$ 12,247
Metrix Securities Plc 2006-1a A3, 2.83%, $219,478 par, due 11/20/2018			219,477	184,130
Morgan Stanley, 1.40%, $109,624 par, due 1/15/2010			109,655	100,530
Morgan Stanley, 5.27%, $169,003 par, due 1/15/2010			169,051	155,279
Morgan Stanley, 2.51%, $913,530 par, due 2/9/2009			913,599	907,692
Nieuw Amsterdam Receivables Corp., 0.05%, $686,385 par, due 1/2/2009			686,384	686,384
Premium Asset Trust, 2.02%, $913,530 par, due 8/12/2009			913,529	685,148
Residential Credit Loans, Inc, 1.81%, $196,628 par, due 3/25/2047			196,628	67,443
Residential Funding Mortgage, 0.82%, $1,363 par, due 5/25/2031			1,362	1,161
SLM Corporation, 0.29%, $913,530 par, due 3/15/2010			913,529	785,711
SLM Corporation, 2.12%, $585,274 par, due 3/16/2009			585,278	577,561
Sedna Finance, Inc., 0.18%, $913,530 par, due 1/12/2009			913,527	913,144
Sequoia Mortgage Trust Series 9 1a, 1.04%, $19,395 par, due 9/20/2032			19,437	16,019
Stanfield Victoria Funding, LLC., 0.00%, $1,162,237 par, due 3/6/2008 #			1,162,257	627,608
Stanfield Victoria Funding, LLC., 0.00%, $780,405 par, due 11/3/2008 #			780,405	421,419
Starbird Funding Corporation, 0.75%, $802,608 par, due 1/2/2009			802,590	802,591
Structured Adjustable Rate Mtge Ln Tr, 1.70%, $65,091 par, due 10/25/2035			65,091	29,560
Washington Mutual 2005-ar6 2a1a, 1.49%, $34,754 par, due 4/25/2045			34,754	16,407
Wachovia Asset Sec, 1.16%, $9,761 par, due 12/25/2032			9,793	7,610
Wachovia Asset Securitization, Inc., 1.61%, $187,146 par, due 7/25/2037			187,146	70,894
Wmalt Mortgage Pass-through Securities, 1.52%, $47,316 par, due 7/25/2046			47,312	20,301
William Street Funding Corp 2006-3 A, 2.20%, $175,582 par, due 6/23/2012			175,582	136,954
Scudder Mmkt Instl Shares, 1.22%, 3,010,411 units			3,010,408	3,010,411
JP Morgan #829, 1.80%, 3,303,914 units			3,303,914	3,303,914
Short Term Inv Co Liquid, 1.66%, 3,303,914 units			3,303,914	3,303,914
Blackrock Temp #24, 1.61%, 3,010,411 units			3,010,411	3,010,411
Dreyfus 288, 1.46%, 3,303,914 units			3,303,914	3,303,914
Bank Of America Repo, 0.14%, 147,383 units			147,383	147,383
Morgan Stanley Repo, 0.54%, 4,210,954 units			4,210,954	4,210,954
BNP Paribas Repo, 0.01%, 5,928,642 units			5,928,642	5,928,642
			76,659,648	68,871,416
	Accrued income receivable			3,986,665
	Variation margin payable			(41,887)
	Other securities lending assets			22,431
	Deposits with brokers for futures transactions			491,700
	Payables for investment securities purchased			(15,367,747)
	Receivables for investment securities sold			10,657,432
	Payable for return of securities loaned			(77,902,616)
	Total securities			717,828,698
Allstate Financial Global Funding	6.5%, $750,000 par, due 6/14/2011 §		(1)	770,903
American Association of Retired Persons	7.5%, $970,000 par, due 5/1/2031 §		(1)	1,004,125
Associated Banc-Corp	6.75%, $800,000 par, due 8/15/2011		(1)	742,080
Atlantic City Electric Co	7.75%, $1,250,000 par, due 11/15/2018		(1)	1,391,175
BAE Systems Holdings Inc	6.4%, $650,000 par, due 12/15/2011 §		(1)	662,838
Banc of America Commercial Mortgage Inc	5.18%, $2,000,000 par, due 9/10/2047		(1)	1,573,680
Banc of America Commercial Mortgage Inc	5.18%, $400,000 par, due 9/10/2047		(1)	327,832
Banc of America Commercial Mortgage Inc	5.12%, $2,000,000 par, due 7/11/2043		(1)	1,855,640
Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	888,870
Bank of America NA	5.3%, $800,000 par, due 3/15/2017		(1)	759,624
Bank of New York Mellon Corp/The	5.13%, $450,000 par, due 8/27/2013		(1)	459,828
Bank One Corp	7.88%, $790,000 par, due 8/1/2010		(1)	828,039
BB&T Corp	6.5%, $400,000 par, due 8/1/2011		(1)	404,876
Berkshire Hathaway Finance Corp	5.4%, $750,000 par, due 5/15/2018		(1)	770,963
BHP Billiton Finance USA Ltd	5.4%, $450,000 par, due 3/29/2017		(1)	399,731
BJ Services Co	6%, $770,000 par, due 6/1/2018		(1)	659,474
Blue Cross & Blue Shield of Florida	8.25%, $600,000 par, due 11/15/2011 §		(1)	644,790
Boston Scientific Corp	6%, $225,000 par, due 6/15/2011		(1)	213,750
Burlington Northern Santa Fe Corp	5.75%, $750,000 par, due 3/15/2018		(1)	722,985
Canadian National Railway Co	5.85%, $400,000 par, due 11/15/2017		(1)	413,932
Cargill Inc	6.38%, $400,000 par, due 6/1/2012 §		(1)	389,476
Cargill Inc	5.2%, $550,000 par, due 1/22/2013 §		(1)	503,850
CBS Corp	7.7%, $400,000 par, due 7/30/2010		(1)	390,992
Cellco Partnership	8.5%, $500,000 par, due 11/15/2018 §		(1)	585,840
Charles Schwab Corp/The	6.38%, $950,000 par, due 9/1/2017		(1)	955,795
Chase Capital VI	5.98%, $400,000 par, due 8/1/2028		(1)	219,556
Chase Funding Mort Loan Asset-Backed Certs	6.59%, $538,268 par, due 2/25/2032		(1)	532,110
Citibank Credit Card Issuance Trust	5.65%, $1,250,000 par, due 9/20/2019		(1)	1,020,613
Citigroup Inc	6.5%, $260,000 par, due 1/18/2011		(1)	261,141
Citigroup Inc	6.13%, $450,000 par, due 11/21/2017		(1)	454,743
Citigroup/Deutsche Bank Comm Mort Trust	5.23%, $400,000 par, due 7/15/2044		(1)	331,792
Citigroup/Deutsche Bank Comm Mort Trust	5.36%, $1,250,000 par, due 1/15/2046		(1)	1,002,563

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Citigroup/Deutsche Bank Comm Mort Trust	5.28%, $1,000,000 par, due 12/11/2049		(1)	$ 711,070
City National Bank/Beverly Hills CA	6.75%, $650,000 par, due 9/1/2011		(1)	620,588
City of Chicago IL	5.44%, $500,000 par, due 1/1/2024		(1)	461,795
City of Minneapolis MN	5.8%, $800,000 par, due 2/1/2018		(1)	807,240
City of Trenton NJ	4.9%, $845,000 par, due 4/1/2015		(1)	830,694
Comcast Corp	6.3%, $600,000 par, due 11/15/2017		(1)	584,094
Compass Bank	6.4%, $900,000 par, due 10/1/2017		(1)	743,805
ConAgra Foods Inc	7.88%, $333,000 par, due 9/15/2010		(1)	344,572
Connecticut Light & Power Co	5.38%, $1,000,000 par, due 3/1/2017		(1)	978,960
ConocoPhillips Canada Funding Cc	5.63%, $900,000 par, due 10/15/2016		(1)	918,126
Conseco Financial Corp	6.86%, $183,593 par, due 7/15/2029		(1)	154,493
Corn Products International Inc	6%, $405,000 par, due 4/15/2017		(1)	352,824
Countrywide Asset-Backed Certificates	5.47%, $225,585 par, due 6/25/2033 §		(1)	183,743
Countrywide Asset-Backed Certificates	5.51%, $104,802 par, due 12/25/2034 §		(1)	78,951
Countrywide Asset-Backed Certificates	5.69%, $1,130,000 par, due 11/25/2035		(1)	418,778
Countrywide Home Equity Loan Trus	5.46%, $176,654 par, due 12/15/2028		(1)	130,913
Countrywide Home Loan Mort Trust	5.55%, $677,804 par, due 7/25/2036 §		(1)	377,381
Countrywide Home Loan Mort Trust	5.46%, $779,284 par, due 2/25/2035		(1)	376,558
Countrywide Home Loan Mort Trust	5.48%, $604,626 par, due 2/25/2035		(1)	214,076
Countrywide Home Loan Mort Trust	5.44%, $504,294 par, due 3/25/2035		(1)	256,439
COX Communications Inc	7.88%, $425,000 par, due 8/15/2009		(1)	417,771
Credit Suisse Mortgage Capital Certificates	5.34%, $1,500,000 par, due 2/15/2040		(1)	999,720
Credit Suisse Mortgage Capital Certificates	5.55%, $1,595,000 par, due 2/15/2039		(1)	1,295,044
Credit Suisse USA Inc	6.13%, $500,000 par, due 11/15/2011		(1)	505,020
Credit Suisse USA Inc	5.25%, $300,000 par, due 3/2/2011		(1)	294,954
CRH America Inc	8.13%, $750,000 par, due 7/15/2018		(1)	541,500
Crown Castle Towers LLC	4.64%, $690,000 par, due 6/15/2035 §		(1)	586,500
CS First Boston Mortgage Securities Corp	5.14%, $2,150,000 par, due 8/15/2036		(1)	1,912,210
CS First Boston Mortgage Securities Corp	5%, $383,826 par, due 6/25/2034		(1)	198,607
CS First Boston Mortgage Securities Corp	4.82%, $750,000 par, due 2/15/2038		(1)	637,575
DCP Midstream LLC	9.7%, $750,000 par, due 12/1/2013 §		(1)	761,558
DCP Midstream LLC	7.88%, $400,000 par, due 8/16/2010		(1)	393,248
Developers Diversified Realty Corp	5.25%, $275,000 par, due 4/15/2011		(1)	145,219
Diageo Capital PLC	5.75%, $350,000 par, due 10/23/2017		(1)	338,660
Diageo Capital PLC	7.38%, $750,000 par, due 1/15/2014		(1)	798,938
Duke Energy Carolinas LLC	7%, $1,250,000 par, due 11/15/2018		(1)	1,442,613
Duke Realty LP	6.5%, $500,000 par, due 1/15/2018		(1)	260,000
Duke University	5.85%, $775,000 par, due 4/1/2037		(1)	746,759
Entergy Gulf States Louisiana LLC	6%, $750,000 par, due 5/1/2018 §		(1)	653,685
ERP Operating LP	6.95%, $805,000 par, due 3/2/2011		(1)	692,936
Fannie Mae Grantor Trust	7%, $320,550 par, due 12/25/2041		(1)	330,067
Fannie Mae Grantor Trust	7.5%, $770,974 par, due 5/25/2042		(1)	800,124
Fannie Mae Grantor Trust	6%, $647,700 par, due 2/25/2044		(1)	666,729
Fannie Mae Pool	5.5%, $5,000,000 par, due 1/1/2019		(1)	5,148,450
Fannie Mae Pool	5.5%, $24,500,000 par, due 1/1/2035		(1)	25,112,500
Fannie Mae Pool	6.5%, $2,975,000 par, due 1/1/2034		(1)	3,089,359
Fannie Mae Pool	4.5%, $5,113,434 par, due 1/1/2019		(1)	5,259,525
Fannie Mae Pool	6.52%, $1,921,152 par, due 9/1/2016		(1)	2,050,830
Fannie Mae Pool	6.15%, $1,094,640 par, due 11/1/2016		(1)	1,174,855
Fannie Mae Pool	5.79%, $2,238,745 par, due 7/1/2012		(1)	2,340,653
Fannie Mae Pool	6.38%, $54,331 par, due 6/1/2040		(1)	53,792
Fannie Mae Pool	5.53%, $490,696 par, due 11/1/2041		(1)	489,803
Fannie Mae Pool	5.5%, $471,061 par, due 4/1/2018		(1)	487,689
Fannie Mae Pool	4%, $1,479,231 par, due 7/1/2018		(1)	1,517,795
Fannie Mae Pool	5.5%, $5,256,745 par, due 5/1/2034		(1)	5,401,516
Fannie Mae Pool	5.5%, $801,265 par, due 4/1/2034		(1)	823,332
Fannie Mae Pool	5%, $6,427,584 par, due 3/1/2034		(1)	6,579,532
Fannie Mae Pool	5%, $1,751,237 par, due 3/1/2034		(1)	1,792,636
Fannie Mae Pool	5%, $6,909,411 par, due 4/1/2034		(1)	7,072,749
Fannie Mae Pool	5.5%, $1,551,303 par, due 1/1/2034		(1)	1,594,026
Fannie Mae Pool	5%, $1,884,844 par, due 9/1/2034		(1)	1,928,215
Fannie Mae Pool	5.5%, $2,186,615 par, due 2/1/2035		(1)	2,245,478
Fannie Mae Pool	5.5%, $2,352,560 par, due 7/1/2035		(1)	2,415,890
Fannie Mae Pool	3.99%, $337,312 par, due 8/1/2033		(1)	339,468
Fannie Mae Pool	4.57%, $526,137 par, due 11/1/2035		(1)	528,160
Fannie Mae Pool	5.5%, $2,940,785 par, due 12/1/2033		(1)	3,021,774
Fannie Mae Pool	5.5%, $890,867 par, due 12/1/2033		(1)	915,402
Fannie Mae Pool	5.5%, $735,402 par, due 8/1/2019		(1)	759,986
Fannie Mae Pool	4.25%, $778,758 par, due 3/1/2034		(1)	790,782
Fannie Mae Pool	4.1%, $448,179 par, due 5/1/2034		(1)	452,858
Fannie Mae Pool	4.37%, $1,650,517 par, due 6/1/2034		(1)	1,663,457
Fannie Mae Pool	5%, $1,348,048 par, due 12/1/2019		(1)	1,389,096
Fannie Mae Pool	5%, $1,889,938 par, due 3/1/2020		(1)	1,945,124
Fannie Mae Pool	5%, $247,892 par, due 3/1/2020		(1)	255,130
Fannie Mae Pool	5%, $693,326 par, due 4/1/2020		(1)	713,571
Fannie Mae Pool	5.68%, $1,500,000 par, due 10/1/2014		(1)	1,560,704

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Fannie Mae Pool	5.46%, $1,720,000 par, due 2/1/2012		(1)	$ 1,781,662
Fannie Mae Pool	5.83%, $985,896 par, due 6/1/2037		(1)	937,217
Fannie Mae REMICS	6.5%, $177,369 par, due 11/25/2042		(1)	187,800
Fannie Mae REMICS	4.5%, $734,325 par, due 9/25/2018		(1)	750,847
Fannie Mae REMICS	5%, $2,945,391 par, due 10/25/2018		(1)	3,029,152
Fannie Mae REMICS	4%, $2,000,000 par, due 4/25/2019		(1)	1,919,520
Fannie Mae Whole Loan	6.25%, $749,642 par, due 5/25/2042		(1)	767,214
Fannie Mae Whole Loan	7.5%, $171,911 par, due 8/25/2042		(1)	180,990
Fannie Mae Whole Loan	7.5%, $754,701 par, due 10/25/2042		(1)	794,556
Fannie Mae Whole Loan	6.5%, $726,431 par, due 7/25/2044		(1)	743,459
Fannie Mae Whole Loan	7.5%, $482,700 par, due 6/25/2044		(1)	504,571
Fannie Mae-Aces	6.3%, $1,361,715 par, due 4/25/2019		(1)	1,453,995
Fannie Mae-Aces	5.26%, $1,000,000 par, due 5/25/2020		(1)	1,030,230
Federal Express Corp 1997 Pass Through Trust	7.52%, $215,984 par, due 1/15/2018		(1)	186,286
Federal Home Loan Banks	3.63%, $5,000,000 par, due 10/18/2013		(1)	5,259,400
Federal Home Loan Mortgage Corp	4.88%, $4,000,000 par, due 6/13/2018		(1)	4,597,520
FHLMC Multifamily Structured Certificates	6.31%, $1,561,897 par, due 1/25/2012		(1)	1,607,255
FHLMC Structured Pass Through Securities	7.99%, $108,629 par, due 9/25/2029		(1)	108,298
FHLMC Structured Pass Through Securities	7%, $686,819 par, due 2/25/2043		(1)	701,846
First Horizon Asset Back Trust	5.42%, $229,010 par, due 10/25/2034		(1)	112,505
First Horizon Asset Back Trust	5.29%, $597,432 par, due 10/25/2034		(1)	281,217
First Massachusetts Bank NA	7.63%, $550,000 par, due 6/15/2011		(1)	555,137
Florida Power Corp	5.65%, $585,000 par, due 6/15/2018		(1)	606,633
Ford Motor Credit Co LLC	7.38%, $550,000 par, due 10/28/2009		(1)	483,021
Fort Hood Military Housing Corp	6.42%, $585,000 par, due 10/15/2014		(1)	628,670
Fort Sam Houston Family Housing LI	5.63%, $1,000,000 par, due 3/15/2035 §		(1)	736,120
Freddie Mac Gold Pool	5.5%, $5,250,000 par, due 1/1/2039		(1)	5,373,060
Freddie Mac Gold Pool	6%, $6,300,000 par, due 1/1/2039		(1)	6,489,000
Freddie Mac Gold Pool	6%, $283,309 par, due 6/1/2017		(1)	293,647
Freddie Mac Gold Pool	6%, $1,349,021 par, due 8/1/2037		(1)	1,391,159
Freddie Mac Gold Pool	6%, $3,892,903 par, due 8/1/2038		(1)	4,014,128
Freddie Mac Gold Pool	6%, $3,656,355 par, due 8/1/2038		(1)	3,770,214
Freddie Mac Gold Pool	6%, $3,970,960 par, due 9/1/2038		(1)	4,094,616
Freddie Mac Gold Pool	5.5%, $654,086 par, due 12/1/2018		(1)	676,564
Freddie Mac Gold Pool	5.5%, $594,514 par, due 10/1/2033		(1)	610,055
Freddie Mac Non Gold Pool	5.67%, $1,458,133 par, due 4/1/2037		(1)	1,488,124
Freddie Mac Non Gold Pool	5.53%, $1,538,927 par, due 10/1/2024		(1)	1,500,454
Freddie Mac Non Gold Pool	5.07%, $491,111 par, due 7/1/2034		(1)	492,948
Freddie Mac REMICS	6%, $465,480 par, due 10/15/2021		(1)	480,841
Freddie Mac REMICS	6%, $255,603 par, due 9/15/2030		(1)	257,657
Freddie Mac REMICS	6.5%, $1,510,944 par, due 2/15/2024		(1)	1,584,520
Freddie Mac REMICS	5.5%, $2,659,538 par, due 9/15/2017		(1)	2,753,784
Freddie Mac REMICS	5.5%, $3,417,760 par, due 11/15/2033		(1)	3,518,157
Freddie Mac REMICS	4.5%, $6,803,000 par, due 3/15/2022		(1)	6,739,188
Ge Capital Commercial Mortgage Corp	4.94%, $1,000,000 par, due 7/10/2045		(1)	793,140
Ge Capital Commercial Mortgage Corp	5.34%, $1,500,000 par, due 3/10/2044		(1)	1,201,395
General Electric Capital Corp	4.8%, $175,000 par, due 5/1/2013		(1)	172,181
General Electric Co	5%, $615,000 par, due 2/1/2013		(1)	621,943
General Electric Co	5.25%, $400,000 par, due 12/6/2017		(1)	398,780
General Mills Inc	6%, $1,000,000 par, due 2/15/2012		(1)	1,037,370
George Washington University	5.09%, $500,000 par, due 9/15/2032		(1)	484,810
Ginnie Mae I pool	7.72%, $1,008 par, due 12/15/2041		(1)	1,052
Ginnie Mae I pool	7%, $34,424 par, due 6/15/2042		(1)	36,661
Ginnie Mae II pool	3.49%, $1,515,254 par, due 6/20/2058		(1)	1,541,468
GlaxoSmithKline Capital Inc	5.65%, $1,200,000 par, due 5/15/2018		(1)	1,260,396
GMAC Mortgage Corp Loan Trust	5.35%, $183,946 par, due 8/25/2035		(1)	79,097
GMAC Mortgage Corp Loan Trust	5.34%, $560,382 par, due 11/25/2036		(1)	224,153
Goldman Sachs Group Inc/The	6.88%, $1,000,000 par, due 1/15/2011		(1)	1,007,300
Government National Mortgage Association	7.06%, $2,071,967 par, due 8/16/2042		(1)	2,264,074
Great River Energy	5.83%, $742,102 par, due 7/1/2017 §		(1)	675,313
Greenpoint Home Equity Loan Trust	5.37%, $126,357 par, due 8/15/2030		(1)	83,863
Greenwich Capital Commercial Funding Corp	4.95%, $2,000,000 par, due 1/11/2035		(1)	1,804,240
GSAMP Trust	5.8%, $681,323 par, due 1/25/2045		(1)	463,299
GSMPS Mortgage Loan Trust	5.53%, $1,824,575 par, due 6/25/2034 §		(1)	1,277,203
GSMPS Mortgage Loan Trust	5.48%, $280,050 par, due 3/25/2035 §		(1)	196,035
Gulf Power Co	5.3%, $250,000 par, due 12/1/2016		(1)	244,470
Hartford Financial Services Group Inc	6%, $715,000 par, due 1/15/2019		(1)	519,662
HFC Home Equity Loan Asset Backed Certs	5.23%, $361,000 par, due 3/20/2036		(1)	181,656
HFC Home Equity Loan Asset Backed Certs	6.18%, $550,000 par, due 11/20/2036		(1)	404,014
Indiana Bond Bank	4.17%, $1,410,000 par, due 7/15/2010		(1)	1,409,366
Indiana Housing & Community Dev Auth	5.69%, $1,105,000 par, due 7/1/2037		(1)	1,098,801
Iowa Finance Authority	5.75%, $690,000 par, due 7/1/2037		(1)	685,888
Jefferies & Co Inc	3.46%, $562,607 par, due 11/25/2046 §		(1)	268,785
Jefferies & Co Inc	3.46%, $102,114 par, due 11/25/2046 §		(1)	9,471
Jefferies & Co Inc	3.59%, $429,675 par, due 11/25/2046 §		(1)	210,165
Jefferies & Co Inc	3.59%, $78,591 par, due 11/25/2046 §		(1)	7,463

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Jefferies & Co Inc	5.15%, $761,558 par, due 11/25/2046 §		(1)	$ 303,195
Jefferies & Co Inc	5.15%, $137,425 par, due 11/25/2046 §		(1)	10,622
Jefferies & Co Inc	3.61%, $494,357 par, due 11/25/2046 §		(1)	396,376
Jefferies & Co Inc	3.61%, $26,530 par, due 11/25/2046 §		(1)	2,857
Jefferies & Co Inc	3.81%, $677,950 par, due 11/25/2046 §		(1)	362,449
Jefferies & Co Inc	3.81%, $121,168 par, due 11/25/2046 §		(1)	12,576
Jefferies & Co Inc	3.41%, $438,559 par, due 11/25/2046 §		(1)	234,465
Jefferies & Co Inc	3.41%, $80,996 par, due 11/25/2046 §		(1)	8,407
Jefferies & Co Inc	3.5%, $410,606 par, due 11/25/2046 §		(1)	219,520
Jefferies & Co Inc	3.5%, $75,402 par, due 11/25/2046 §		(1)	7,826
Jefferies & Co Inc	3.86%, $371,498 par, due 11/25/2046 §		(1)	211,289
Jefferies & Co Inc	3.86%, $66,549 par, due 11/25/2046 §		(1)	7,348
Jefferies & Co Inc	3.95%, $372,504 par, due 11/25/2046 §		(1)	135,591
Jefferies & Co Inc	3.95%, $65,933 par, due 11/25/2046 §		(1)	4,659
Jefferies & Co Inc	3.63%, $566,837 par, due 11/25/2046 §		(1)	303,045
Jefferies & Co Inc	3.63%, $101,029 par, due 11/25/2046 §		(1)	10,486
Jefferies & Co Inc	3.85%, $666,703 par, due 11/25/2046 §		(1)	371,604
Jefferies & Co Inc	3.85%, $118,878 par, due 11/25/2046 §		(1)	12,864
Jefferies & Co Inc	6%, $1,142,533 par, due 10/26/2036 §		(1)	820,225
Jefferies & Co Inc	6%, $60,606 par, due 10/26/2036 §		(1)	21,818
John Hancock Global Funding II	7.9%, $500,000 par, due 7/2/2010 §		(1)	515,915
John Hancock Global Funding II	5.25%, $475,000 par, due 2/25/2015 §		(1)	434,027
JP Morgan Chase Commercial Mort Sec Corp	5.88%, $1,300,000 par, due 4/15/2045		(1)	1,036,971
Kellogg Co	6.6%, $405,000 par, due 4/1/2011		(1)	423,873
Kentucky Housing Corp	5.75%, $225,000 par, due 7/1/2037		(1)	223,342
Kentucky Housing Corp	5.92%, $680,000 par, due 7/1/2034		(1)	680,864
Keycorp Student Loan Trust	6.22%, $1,000,000 par, due 11/25/2036		(1)	408,281
Kimberly-Clark Corp	6.13%, $400,000 par, due 8/1/2017		(1)	426,160
Kimberly-Clark Corp	7.5%, $1,000,000 par, due 11/1/2018		(1)	1,177,560
Koninklijke Philips Electronics NV	7.25%, $265,000 par, due 8/15/2013		(1)	272,600
Kraft Foods Inc	6.25%, $600,000 par, due 6/1/2012		(1)	620,544
Kraft Foods Inc	6.75%, $700,000 par, due 2/19/2014		(1)	726,439
Kroger Co/The	6.15%, $350,000 par, due 1/15/2020		(1)	345,317
La Crosse WI	5.5%, $1,100,000 par, due 12/1/2013		(1)	1,113,178
LB-UBS Commercial Mortgage Trust	4.85%, $800,000 par, due 9/15/2031		(1)	720,160
LB-UBS Commercial Mortgage Trust	4.39%, $1,975,000 par, due 3/15/2032		(1)	1,721,292
LB-UBS Commercial Mortgage Trust	5.16%, $1,140,000 par, due 2/15/2031		(1)	905,046
Lehman Brothers Small Balance Commercia	5.68%, $123,000 par, due 4/25/2031 §		(1)	122,690
Lehman XS Trust	5.45%, $466,118 par, due 5/25/2037		(1)	125,852
Leland Stanford Junior University	6.16%, $650,000 par, due 4/30/2011		(1)	684,600
Liberty Mutual Group Inc	4.88%, $500,000 par, due 2/1/2010 §		(1)	500,000
Liberty Property LP	5.5%, $300,000 par, due 12/15/2016		(1)	178,536
Liberty Property LP	6.63%, $125,000 par, due 10/1/2017		(1)	82,661
Lincoln National Corp	6.2%, $450,000 par, due 12/15/2011		(1)	394,461
Macys Retail Holdings Inc	4.8%, $1,000,000 par, due 7/15/2009		(1)	947,840
Manufacturers & Traders Trust Co	5.59%, $705,000 par, due 12/28/2020		(1)	505,852
Marathon Oil Corp	6%, $750,000 par, due 10/1/2017		(1)	639,503
Masco Corp	5.88%, $385,000 par, due 7/15/2012		(1)	315,696
Massachusetts Institute of Technology	7.13%, $400,000 par, due 11/2/2026		(1)	458,000
McCormick & Co Inc/MD	5.2%, $350,000 par, due 12/15/2015		(1)	339,080
McCormick & Co Inc/MD	5.75%, $350,000 par, due 12/15/2017		(1)	394,591
McDonald's Corp	8.88%, $400,000 par, due 4/1/2011		(1)	442,452
McDonald's Corp	5.8%, $325,000 par, due 10/15/2017		(1)	347,545
Medtronic Inc	4.75%, $500,000 par, due 9/15/2015		(1)	476,515
Mellon Funding Corp	6.4%, $190,000 par, due 5/14/2011		(1)	196,667
Merrill Lynch & Co Inc	6.05%, $700,000 par, due 5/16/2016		(1)	654,829
Merrill Lynch & Co Inc	6.88%, $150,000 par, due 4/25/2018		(1)	156,905
Merrill Lynch Mortgage Trust	5.05%, $1,950,000 par, due 7/12/2038		(1)	1,589,562
MetLife Inc	5.38%, $415,000 par, due 12/15/2012		(1)	391,030
Mettler Toledo International Inc	4.85%, $750,000 par, due 11/15/2010		(1)	738,683
Miller Brewing Co	5.5%, $1,500,000 par, due 8/15/2013 §		(1)	1,398,570
Minneapolis-St Paul Metropolitan Airports Commissi	6%, $250,000 par, due 1/1/2011		(1)	264,205
Minnesota Housing Finance Agency	5.85%, $765,000 par, due 7/1/2036		(1)	769,223
Minnesota Housing Finance Agency	6.13%, $570,000 par, due 7/1/2038		(1)	569,966
Minnesota Housing Finance Agency	5.76%, $100,000 par, due 1/1/2037		(1)	99,307
Minnesota Life Insurance Co	8.25%, $500,000 par, due 9/15/2025 §		(1)	468,750
MLCC Mortgage Investors Inc	5.46%, $481,068 par, due 6/25/2028		(1)	326,087
Morgan Stanley	6.75%, $500,000 par, due 4/15/2011		(1)	491,965
Morgan Stanley	5.95%, $270,000 par, due 12/28/2017		(1)	224,095
National Australia Bank Ltd	5.35%, $500,000 par, due 6/12/2013 §		(1)	481,905
National City Bank/Columbus	7.25%, $300,000 par, due 7/15/2010		(1)	293,730
National Commerce Capital Trust I	6.21%, $500,000 par, due 4/1/2027		(1)	285,140
NCR Corp	7.13%, $430,000 par, due 6/15/2009		(1)	431,260
New Hampshire Housing Finance Authority	5.53%, $600,000 par, due 7/1/2037		(1)	593,364
New York Life Global Funding	5.38%, $850,000 par, due 9/15/2013 §		(1)	841,322
NLV Financial Corp	7.5%, $600,000 par, due 8/15/2033 §		(1)	486,000

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Nomura Asset Acceptance Corp	6.5%, $557,784 par, due 10/25/2034 §		(1)	$ 490,460
Nomura Asset Acceptance Corp	6.5%, $439,931 par, due 2/25/2035 §		(1)	410,100
Northern States Power-Wisc	6.38%, $400,000 par, due 9/1/2038		(1)	430,136
Northstar Education Finance Inc	4.74%, $2,000,000 par, due 10/30/2045		(1)	2,000,000
NTC Capital I	5.76%, $600,000 par, due 1/15/2027		(1)	314,958
Ohio Housing Finance Agency/OH	5.32%, $935,000 par, due 9/1/2038		(1)	882,995
Ohio Housing Finance Agency/OH	5.47%, $915,000 par, due 9/1/2025		(1)	904,715
Ohio Housing Finance Agency/OH	6%, $1,425,000 par, due 9/1/2035		(1)	1,378,061
Olin Corp	9.13%, $111,000 par, due 12/15/2011		(1)	94,350
Onyx Acceptance Grantor Trust	4.34%, $523,606 par, due 5/15/2012		(1)	471,062
Pacific Beacon LLC	5.38%, $800,000 par, due 7/15/2026 §		(1)	635,448
Pacificorp	5.65%, $750,000 par, due 7/15/2018		(1)	763,808
Parker Hannifin Corp	5.5%, $700,000 par, due 5/15/2018		(1)	676,739
Peoples Energy Corp	6.9%, $890,000 par, due 1/15/2011		(1)	895,847
PepsiAmericas Inc	5.75%, $700,000 par, due 7/31/2012		(1)	687,631
PepsiCo Inc/NC	5%, $800,000 par, due 6/1/2018		(1)	829,224
President and Fellows of Harvard College	5.63%, $1,000,000 par, due 10/1/2038		(1)	999,180
Principal Life Global Funding	6.25%, $625,000 par, due 2/15/2012 §		(1)	621,094
Prologis	6.63%, $909,000 par, due 5/15/2018		(1)	434,793
Prudential Financial Inc	6%, $675,000 par, due 12/1/2017		(1)	541,485
Public Service Co Of New Hampshire	6%, $500,000 par, due 5/1/2018		(1)	477,635
Public Service Co of Oklahoma	6.15%, $625,000 par, due 8/1/2016		(1)	585,444
Puget Sound Energy Inc	7.96%, $1,000,000 par, due 2/22/2010		(1)	1,018,390
Ramapo NY	5.63%, $1,180,000 par, due 9/1/2023		(1)	1,138,240
Realty Income Corp	5.5%, $300,000 par, due 11/15/2015		(1)	234,324
Realty Income Corp	6.75%, $575,000 par, due 8/15/2019		(1)	332,764
Regions Bank/Birmingham AL	7.5%, $1,000,000 par, due 5/15/2018		(1)	859,430
Residential Funding Securities Corp	5.51%, $2,914 par, due 11/25/2042 §		(1)	2,903
Rouse Co LP/The	5.38%, $530,000 par, due 11/26/2013		(1)	166,950
Schering-Plough Corp	5.55%, $820,000 par, due 12/1/2013		(1)	825,994
Shurgard Storage Centers LLC	7.75%, $500,000 par, due 2/22/2011		(1)	420,000
Shurgard Storage Centers LLC	5.88%, $400,000 par, due 3/15/2013		(1)	292,000
Simon Property Group LP	5.75%, $450,000 par, due 5/1/2012		(1)	359,726
Simon Property Group LP	6.13%, $500,000 par, due 5/30/2018		(1)	337,850
SLM Student Loan Trust	5.8%, $1,245,215 par, due 12/15/2032 §		(1)	956,871
Small Business Administration	4.75%, $1,228,049 par, due 8/10/2014		(1)	1,221,785
Small Business Administration	4.94%, $2,759,977 par, due 8/10/2015		(1)	2,766,049
Small Business Administration	5.41%, $694,444 par, due 2/10/2016		(1)	705,486
Small Business Administration	5.68%, $1,847,636 par, due 8/10/2016		(1)	1,895,305
Small Business Administration Part Certs	4.57%, $2,592,961 par, due 6/1/2025		(1)	2,520,877
Small Business Administration Part Certs	5.21%, $2,462,551 par, due 1/1/2026		(1)	2,479,542
Small Business Administration Part Certs	5.51%, $958,289 par, due 11/1/2027		(1)	977,551
Small Business Administration Part Certs	5.29%, $1,888,618 par, due 12/1/2027		(1)	1,901,083
Small Business Administration Part Certs	5.49%, $2,937,970 par, due 5/1/2028		(1)	2,992,322
Small Business Administration Part Certs	5.87%, $3,000,000 par, due 7/1/2028		(1)	3,126,000
Small Business Administration Par Certs	5.6%, $2,000,000 par, due 3/1/2029		(1)	2,050,400
Small Business Administration Part Certs	5.63%, $7,500,000 par, due 10/1/2028		(1)	7,701,750
Southwestern Public Service Co	5.6%, $500,000 par, due 10/1/2016		(1)	451,735
Sovereign Bank	5.13%, $710,000 par, due 3/15/2013		(1)	594,838
State of Arkansas	6.2%, $700,000 par, due 7/1/2010		(1)	732,942
State of Connecticut	5.73%, $650,000 par, due 3/15/2024		(1)	619,210
State of Connecticut	5.77%, $640,000 par, due 3/15/2025		(1)	609,856
State of Illinois	5.1%, $330,000 par, due 6/1/2033		(1)	289,885
State of Oregon	5.54%, $500,000 par, due 8/1/2035		(1)	447,810
State of Oregon	5.5%, $700,000 par, due 10/1/2011		(1)	741,251
SunTrust Bank/Atlanta GA	4.42%, $750,000 par, due 6/15/2009		(1)	758,595
SunTrust Capital III	6.34%, $600,000 par, due 3/15/2028		(1)	314,016
Target Corp	6%, $1,000,000 par, due 1/15/2018		(1)	968,220
TCF National Bank	5%, $670,000 par, due 6/15/2014		(1)	514,292
Terwin Mortgage Trust	4.5%, $397,694 par, due 3/25/2037 §		(1)	47,723
Tesco PLC	5.5%, $750,000 par, due 11/15/2017 §		(1)	695,258
Thomson Reuters Corp	6.2%, $700,000 par, due 1/5/2012		(1)	670,621
Thomson Reuters Corp	5.95%, $250,000 par, due 7/15/2013		(1)	232,758
Time Warner Cable Inc	5.4%, $182,000 par, due 7/2/2012		(1)	169,943
Time Warner Cable Inc	6.2%, $1,000,000 par, due 7/1/2013		(1)	945,890
Time Warner Inc	6.75%, $1,000,000 par, due 4/15/2011		(1)	976,370
Toll Road Investors Partnership II LP	0%, $750,000 par, due 2/15/2015 §		(1)	535,875
Travelers Cos Inc/The	5.8%, $750,000 par, due 5/15/2018		(1)	722,505
Triad Auto Receivables Owner Trust	4.88%, $1,000,000 par, due 4/12/2013		(1)	860,600
Turquoise Card Backed Securities PLC	5.13%, $600,000 par, due 6/15/2012		(1)	540,000
Union Electric Co	6.7%, $600,000 par, due 2/1/2019		(1)	588,000
Union Pacific Corp	5.75%, $575,000 par, due 11/15/2017		(1)	545,221
United States Treasury Inflation Indexed Bonds	3.88%, $2,300,000 par, due 4/15/2029		(1)	3,742,339
United States Treasury Inflation Indexed Bonds	3.38%, $1,350,000 par, due 4/15/2032		(1)	2,031,045
United States Treasury Inflation Indexed Bonds	2.38%, $1,500,000 par, due 1/15/2025		(1)	1,693,803
United States Treasury Note/Bond	3.63%, $4,000,000 par, due 12/31/2012		(1)	4,407,520

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
US Department of Housing and Urban Development	4.96%, $265,000 par, due 8/1/2012		(1)	$ 291,418
USXL Funding LLC	5.38%, $469,638 par, due 4/15/2014 §		(1)	414,639
Valspar Corp	5.63%, $300,000 par, due 5/1/2012		(1)	271,800
Vendee Mortgage Trust	7.25%, $857,711 par, due 9/15/2022		(1)	942,813
Verizon Communications Inc	8.75%, $500,000 par, due 11/1/2018		(1)	586,610
Virginia Housing Development Authority	6%, $932,102 par, due 6/25/2034		(1)	909,061
Wachovia Bank Commercial Mortgage Trust	5.21%, $1,000,000 par, due 10/15/2044		(1)	816,530
Wachovia Bank Commercial Mortgage Trust	5.08%, $1,250,000 par, due 10/15/2035 §		(1)	1,100,113
Wachovia Bank Commercial Mortgage Trust	4.85%, $2,000,000 par, due 10/15/2041		(1)	1,606,340
Wachovia Bank NA	6%, $1,425,000 par, due 11/15/2017		(1)	1,375,595
WaMu Mortgage Pass Through Certificates	5.36%, $712,565 par, due 4/25/2045		(1)	313,529
WaMu Mortgage Pass Through Certificates	5.45%, $627,154 par, due 1/25/2045		(1)	275,948
Washington Mutual Master Note Trust	5.12%, $850,000 par, due 5/15/2014 §		(1)	552,500
Washington State University/WA	5.99%, $750,000 par, due 10/1/2027		(1)	709,523
Weatherford International Inc	5.95%, $1,000,000 par, due 6/15/2012		(1)	950,280
Weingarten Realty Investors	7%, $375,000 par, due 7/15/2011		(1)	347,441
Wisconsin Housing & Economic Dev Authority/W	5.81%, $915,000 par, due 3/1/2037		(1)	857,456
Wisconsin Housing & Economic Dev Authority/W	5.73%, $1,000,000 par, due 9/1/2037		(1)	952,190
Wisconsin Housing & Economic Dev Authority/W	5.53%, $460,000 par, due 3/1/2038		(1)	440,588
Wyeth	6.95%, $375,000 par, due 3/15/2011		(1)	390,518
Wyoming Area School District	5.28%, $440,000 par, due 9/1/2014		(1)	448,131
XTO Energy Inc	6.5%, $815,000 par, due 12/15/2018		(1)	788,936
Wells Fargo STIF Fund	1.32%, $47,924,862 par		(1)	47,924,862
				410,599,960
Investments made with securities lending collateral (market value of securities on loan, $59,806,922)				
Liberty Lighthouse US Captial Co., 0.67%, $719,953 par, due 2/26/2010			719,953	552,392
Liberty Lighthouse US Captial Co., 0.30%, $864,852 par, due 3/16/2010			864,706	642,068
MSDWCC Heloc Trust, 0.83%, $123,364 par, due 12/27/2031			123,364	85,127
MSDWCC Heloc Trust, 1.04%, $10,345 par, due 11/25/2015			10,345	7,352
Matchpoint Master Trust, 0.05%, $1,028,782 par, due 1/2/2009			1,028,781	1,028,781
Merrill Lynch & Co Inc., 1.97%, $287,981 par, due 5/8/2009			287,981	282,770
Merrill Lynch & Co Inc., 3.57%, $430,532 par, due 1/30/2009			430,542	428,238
Merrill Lynch & Co Inc., 0.58%, $244,784 par, due 6/26/2009			244,806	238,719
Merrill Lynch & Co Inc., 1.33%, $892,714 par, due 8/14/2009			892,874	865,030
Aig-fp Matched Funding Corp, 0.27%, $215,986 par, due 9/8/2009			216,061	190,068
Countrywide Alternative Loan Trust 2007, 1.70%, $133,365 par, due 4/25/2047			133,295	47,984
American Express Bank, Fsb, 0.58%, $185,028 par, due 6/22/2009			185,053	179,861
American Express Centurion Bank, 0.60%, $576,568 par, due 9/22/2009			576,568	549,673
Barclays Bank Plc NY, 2.51%, $1,079,930 par, due 8/10/2009			1,079,930	1,076,627
Bear Stearns Companies, Inc., 0.21%, $1,439,906 par, due 2/22/2010			1,439,907	1,370,654
Bear Stearns Companies, Inc., 0.25%, $980,165 par, due 3/9/2009			980,166	976,886
Bear Stearns Mortgage Funding Trust, 1.40%, $104,121 par, due 8/25/2036			104,121	45,378
Belmont Funding, LLC., 0.50%, $1,028,782 par, due 1/2/2009			1,028,769	1,028,768
Beta Finance Inc., 0.23%, $719,953 par, due 10/26/2009			719,899	698,572
CC (USA) Inc, 0.21%, $719,953 par, due 2/26/2010			719,915	688,412
CIT Group Inc., 0.18%, $719,953 par, due 2/14/2009			719,953	708,814
CIT Group Inc., 0.19%, $719,953 par, due 3/12/2009			719,953	711,659
Countrywide Home Loan, 2.83%, $5,081 par, due 2/15/2029			5,081	2,545
Countrywide Home Loans, 1.66%, $33,698 par, due 2/25/2035			33,750	16,283
Countrywide Home Loans, 1.54%, $24,922 par, due 3/25/2035			24,954	12,673
Countrywide Home Loans, 1.90%, $50,550 par, due 3/25/2035			50,601	21,604
Calyon New York Branch, 0.23%, $719,953 par, due 3/26/2010			719,856	701,761
Cheyne Finance, LLC., 0.00%, $279,735 par, due 1/12/2009 #			279,735	4,616
Cheyne Finance, LLC., 0.00%, $226,464 par, due 2/25/2008 #			226,464	3,737
Cheyne Finance, LLC., 0.00%, $279,678 par, due 1/12/2009 #			279,678	4,615
Citigroup Inc, 2.38%, $1,079,930 par, due 6/9/2009			1,080,536	1,054,319
Citigroup Funding LLC, 0.13%, $576,568 par, due 5/18/2009			576,568	568,147
Clipper Receivables Corporation, 0.75%, $632,535 par, due 1/2/2009			632,522	632,522
Credit Suisse First Boston, 0.21%, $576,568 par, due 6/5/2009			576,568	566,191
Dorada Finance Inc, 0.23%, $719,953 par, due 10/26/2009			719,899	694,694
Dorada Finance Inc, 0.10%, $719,953 par, due 1/12/2009			719,949	719,347
Ebbets Funding LLC., 0.50%, $1,028,782 par, due 1/2/2009			1,028,769	1,028,768
Elysian Funding, LLC., 0.50%, $1,028,782 par, due 1/2/2009			1,028,769	1,028,768
Fifth Third Home Equity, 1.02%, $32,073 par, due 9/20/2023			32,073	23,783
Fleet, 1.28%, $14,085 par, due 1/20/2033			14,085	8,316
Gmac Mortgage Corp. Loan Tr 2005-he3 A2, 1.45%, $200,864 par, due 2/25/2036			200,710	85,797
Gsmps 2005-rp3, 1.83%, $65,080 par, due 1/25/2045			65,080	29,137
Galleon Capital LLC., 0.76%, $632,535 par, due 1/2/2009			632,522	632,522
General Electric Capital, 0.20%, $1,094,329 par, due 7/10/2009			1,094,628	1,074,311
Goldman Sachs Group Inc, 0.23%, $345,941 par, due 2/17/2009			345,941	345,013
Goldman Sachs Group Inc, 0.24%, $1,808,910 par, due 6/19/2009			1,808,924	1,765,197
Goldman Sachs Group Inc, 0.26%, $1,439,906 par, due 7/30/2009			1,439,907	1,406,610
Goldman Sachs Group Inc, 0.23%, $1,153,136 par, due 9/24/2009			1,153,136	1,094,404
Greenpoint Home Equity Loan Trust, 2.22%, $4,503 par, due 8/15/2030			4,503	2,989
Gryphon Funding Limited, 0.00%, $1,642,024 par, due 8/23/2009			687,578	687,515

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Household Home Equity Loan Trust 2005-3, 1.08%, $62,678 par, due 1/20/2035			62,678	$ 44,413
Harborview Mortgage Loan Trust 2005-9, 1.77%, $38,802 par, due 6/20/2035			38,827	18,599
Indymac Indx Mortgage Loan Trust 2006-ar, 1.68%, $128,779 par, due 5/25/2046			128,779	52,074
Jpalt 2007 - A1 1a2a, 0.90%, $185,766 par, due 3/25/2037			185,766	109,448
Jupiter Securitization Corporation, 0.03%, $325,228 par, due 1/2/2009			325,228	325,228
Lehman Brothers Holdings, 0.00%, $719,953 par, due 10/22/2008 #			719,953	64,796
Lehman Brothers Holdings, 0.00%, $719,953 par, due 4/3/2009 #			719,953	64,796
Lehman Brothers Holdings, 0.00%, $287,981 par, due 11/16/2009 #			288,107	25,918
Lehman Brothers Holdings, 0.00%, $936,544 par, due 11/16/2009 #			936,545	84,289
Liberty Lighthouse US Captial Co., 2.68%, $604,761 par, due 11/16/2009			604,760	496,845
MLCC, 2.22%, $18,152 par, due 3/15/2025			18,162	12,876
MLCC Mortgage Investors Inc. 2004-a A1, 1.02%, $14,290 par, due 4/25/2029			14,286	9,652
Metrix Securities Plc 2006-1a A3, 2.83%, $172,970 par, due 11/20/2018			172,970	145,113
Morgan Stanley, 1.40%, $86,394 par, due 1/15/2010			86,419	79,228
Morgan Stanley, 5.27%, $133,191 par, due 1/15/2010			133,229	122,375
Morgan Stanley, 2.51%, $719,953 par, due 2/9/2009			720,008	715,352
Nieuw Amsterdam Receivables Corp., 0.05%, $540,940 par, due 1/2/2009			540,940	540,940
Premium Asset Trust, 2.02%, $719,953 par, due 8/12/2009			719,953	539,965
Residential Credit Loans, Inc, 1.81%, $154,963 par, due 3/25/2047			154,963	53,152
Residential Funding Mortgage, 0.82%, $1,074 par, due 5/25/2031			1,074	915
SLM Corporation, 0.29%, $719,953 par, due 3/15/2010			719,953	619,219
SLM Corporation, 2.12%, $461,254 par, due 3/16/2009			461,258	455,176
Sedna Finance, Inc., 0.18%, $719,953 par, due 1/12/2009			719,951	719,649
Sequoia Mortgage Trust Series 9 1a, 1.04%, $15,285 par, due 9/20/2032			15,318	12,625
Stanfield Victoria Funding, LLC., 0.00%, $915,959 par, due 3/6/2008 #			915,976	494,618
Stanfield Victoria Funding, LLC., 0.00%, $615,037 par, due 11/3/2008 #			615,038	332,120
Starbird Funding Corporation, 0.75%, $632,535 par, due 1/2/2009			632,522	632,522
Structured Adjustable Rate Mtge Ln Tr, 1.70%, $51,298 par, due 10/25/2035			51,298	23,296
Washington Mutual 2005-ar6 2a1a, 1.49%, $27,389 par, due 4/25/2045			27,389	12,930
Wachovia Asset Sec, 1.16%, $7,693 par, due 12/25/2032			7,718	5,997
Wachovia Asset Securitization, Inc., 1.61%, $147,490 par, due 7/25/2037			147,490	55,871
Wmalt Mortgage Pass-through Securities, 1.52%, $37,290 par, due 7/25/2046			37,287	15,999
William Street Funding Corp 2006-3 A, 2.20%, $138,376 par, due 6/23/2012			138,376	107,934
Scudder Mmkt Instl Shares, 1.22%, 2,372,505 units			2,372,505	2,372,505
JP Morgan #829, 1.80%, 2,603,815 units			2,603,815	2,603,815
Short Term Inv Co Liquid, 1.66%, 2,603,815 units			2,603,815	2,603,815
Blackrock Temp #24, 1.61%, 2,372,505 units			2,372,505	2,372,505
Dreyfus 288, 1.46%, 2,603,815 units			2,603,815	2,603,815
Bank Of America Repo, 0.14%, 116,153 units			116,153	116,153
Morgan Stanley Repo, 0.54%, 3,318,653 units			3,318,653	3,318,653
BNP Paribas Repo, 0.01%, 4,672,364 units			4,672,364	4,672,364
			60,415,527	54,277,572
	Accrued income receivable			3,120,680
	Variation margin payable			(80,900)
	Other securities lending assets			17,679
	Deposits with brokers for futures transactions			117,600
	Payable for investment securities purchased			(44,859,928)
	Receivable for swap payments due			448,442
	Receivables for investment securities sold			117,444
	Payable upon return of securities loaned			(61,395,063)
	Total securities			362,363,486
Air Products & Chemicals Inc	4.15%, $700,000 par, due 2/1/2013		(1)	672,091
Alabama Power Co	4.85%, $650,000 par, due 12/15/2012		(1)	650,052
Alcoa Inc	5.72%, $392,000 par, due 2/23/2019		(1)	294,376
Alcoa Inc	5.87%, $133,000 par, due 2/23/2022		(1)	94,294
Allstate Corp/The	7.5%, $500,000 par, due 6/15/2013		(1)	522,300
Allstate Financial Global Funding	6.5%, $250,000 par, due 6/14/2011 §		(1)	256,968
American Express Credit Corp	5.88%, $550,000 par, due 5/2/2013		(1)	527,984
American Standard Inc	8.25%, $900,000 par, due 6/1/2009		(1)	905,463
Archer-Daniels-Midland Co	5.45%, $900,000 par, due 3/15/2018		(1)	885,888
Arizona Public Service Co	6.38%, $750,000 par, due 10/15/2011		(1)	705,990
Ashland OR	5.07%, $400,000 par, due 7/15/2012		(1)	417,508
AT&T Inc	4.95%, $900,000 par, due 1/15/2013		(1)	904,977
Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	723,411
Atlantic Richfield Co	9.13%, $900,000 par, due 3/1/2011		(1)	989,388
BAE Systems Holdings Inc	6.4%, $550,000 par, due 12/15/2011 §		(1)	560,863
BAE Systems Holdings Inc	4.75%, $350,000 par, due 8/15/2010 §		(1)	347,942
Banc of America Commercial Mortgage Inc	5.12%, $750,000 par, due 7/11/2043		(1)	695,865
Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	266,661
Bank of America NA	5.3%, $1,250,000 par, due 3/15/2017		(1)	1,186,913
Bear Stearns Commercial Mortgage Securities	4.58%, $1,000,000 par, due 6/11/2041		(1)	788,410
Bemis Co Inc	4.88%, $175,000 par, due 4/1/2012		(1)	158,016

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
BHP Billiton Finance USA Ltd	5.4%, $850,000 par, due 3/29/2017		(1)	$ 755,047
Blue Cross & Blue Shield of Florida	8.25%, $1,000,000 par, due 11/15/2011 §		(1)	1,074,650
Boston Scientific Corp	6%, $500,000 par, due 6/15/2011		(1)	475,000
Branch Banking & Trust Co/Wilson NC	5.63%, $750,000 par, due 9/15/2016		(1)	718,605
Brandywine Operating Partnership Lp /pa	5.75%, $750,000 par, due 4/1/2012		(1)	562,298
Brazos Higher Education Authority	4.91%, $2,500,000 par, due 12/1/2040		(1)	2,500,000
Brown-Forman Corp	5.2%, $475,000 par, due 4/1/2012		(1)	472,150
Burlington Northern Santa Fe Corp	5.65%, $800,000 par, due 5/1/2017		(1)	768,144
Canadian National Railway Co	4.95%, $750,000 par, due 1/15/2014		(1)	735,083
Cargill Inc	5.6%, $900,000 par, due 9/15/2012 §		(1)	847,467
Cellco Partnership	8.5%, $250,000 par, due 11/15/2018 §		(1)	292,920
Charles Schwab Corp/The	8.05%, $325,000 par, due 3/1/2010		(1)	327,158
Citibank Credit Card Issuance Trust	5.5%, $2,000,000 par, due 6/22/2012		(1)	1,962,000
CitiFinancial Inc/MD	10%, $400,000 par, due 5/15/2009		(1)	399,744
Citigroup Inc	5%, $500,000 par, due 9/15/2014		(1)	439,790
Citigroup Inc	6.5%, $550,000 par, due 8/19/2013		(1)	555,000
Citigroup/Deutsche Bank Commercial Mort Trus	5.23%, $1,250,000 par, due 7/15/2044		(1)	1,140,500
Citigroup/Deutsche Bank Commercial Mort Trus	5.36%, $1,450,000 par, due 1/15/2046		(1)	1,162,973
City of Baltimore MD	4.5%, $695,000 par, due 10/15/2013		(1)	707,809
City of Chicago IL	4.77%, $550,000 par, due 1/1/2012		(1)	565,549
City of Chicago IL	4.86%, $500,000 par, due 1/1/2014		(1)	510,865
City of Spokane WA	4.83%, $715,000 par, due 12/1/2014		(1)	723,766
City of Springfield IL	4.4%, $450,000 par, due 12/1/2012		(1)	451,584
Coca-Cola Enterprises Inc	7.38%, $1,000,000 par, due 3/3/2014		(1)	1,098,110
Comcast Cable Communications LLC	6.88%, $870,000 par, due 6/15/2009		(1)	874,080
ConAgra Foods Inc	7.88%, $667,000 par, due 9/15/2010		(1)	690,178
Connecticut Light & Power Co	5.38%, $750,000 par, due 3/1/2017		(1)	734,220
ConocoPhillips Canada Funding Co	5.63%, $900,000 par, due 10/15/2016		(1)	918,126
Cook County HS Dist No 225-Northfield Township/I	5.24%, $805,000 par, due 12/1/2014		(1)	829,915
Corn Products International Inc	6%, $400,000 par, due 4/15/2017		(1)	348,468
Countrywide Alternative Loan Trust	6.43%, $461,767 par, due 8/25/2035		(1)	221,648
Countrywide Alternative Loan Trust	6.29%, $386,626 par, due 7/20/2035		(1)	189,532
Countrywide Asset-Backed Certificates	5.5%, $389,580 par, due 11/25/2035 §		(1)	253,305
Countrywide Asset-Backed Certificates	5.51%, $104,802 par, due 12/25/2034 §		(1)	78,951
Countrywide Asset-Backed Certificates	5.63%, $1,250,000 par, due 7/25/2027		(1)	654,375
Countrywide Asset-Backed Certificates	5.69%, $1,510,000 par, due 11/25/2035		(1)	559,606
Countrywide Home Loan Mort Trust	5.55%, $508,353 par, due 7/25/2036 §		(1)	283,036
Countrywide Home Loan Mort Trust	5.53%, $517,867 par, due 11/25/2034 §		(1)	497,013
Countrywide Home Loan Mort Trust	5.48%, $503,855 par, due 2/25/2035		(1)	178,396
Countrywide Home Loan Mort Trust	5.44%, $432,252 par, due 3/25/2035		(1)	219,805
Countrywide Home Loan Mort Trust	5.49%, $903,667 par, due 3/25/2035 §		(1)	550,947
COX Communications Inc	4.63%, $750,000 par, due 1/15/2010		(1)	725,715
Credit Suisse USA Inc	5.25%, $750,000 par, due 3/2/2011		(1)	737,385
Credit Suisse/New York NY	5%, $1,000,000 par, due 5/15/2013		(1)	962,430
CRH America Inc	6.95%, $850,000 par, due 3/15/2012		(1)	697,000
Crown Castle Towers LLC	4.64%, $470,000 par, due 6/15/2035 §		(1)	399,500
CS First Boston Mortgage Securities Corp	4.82%, $500,000 par, due 2/15/2038		(1)	425,050
CW Capital Cobalt Ltd	5.04%, $2,082,112 par, due 8/15/2048		(1)	1,995,537
DCP Midstream LLC	7.88%, $800,000 par, due 8/16/2010		(1)	786,496
Deutsche Bank AG/London	4.88%, $830,000 par, due 5/20/2013		(1)	814,886
Developers Diversified Realty Corp	5.25%, $600,000 par, due 4/15/2011		(1)	316,842
Diageo Capital PLC	5.2%, $150,000 par, due 1/30/2013		(1)	147,603
Diageo Capital PLC	7.38%, $1,000,000 par, due 1/15/2014		(1)	1,065,250
Duke Energy Carolinas LLC	5.75%, $1,000,000 par, due 11/15/2013		(1)	1,034,230
Duke Realty LP	5.63%, $825,000 par, due 8/15/2011		(1)	638,138
EI Du Pont de Nemours & Co	5%, $350,000 par, due 7/15/2013		(1)	352,107
Entergy Gulf States Louisiana LLC	6%, $750,000 par, due 5/1/2018 §		(1)	653,685
Evansville-Vanderburgh School Corp	4.85%, $505,000 par, due 1/5/2011		(1)	519,418
Ewing Township School District	4.8%, $675,000 par, due 5/1/2015		(1)	681,183
Fannie Mae Grantor Trust	7%, $259,032 par, due 7/25/2042		(1)	272,551
Fannie Mae Grantor Trust	7%, $101,574 par, due 8/25/2042		(1)	104,590
Fannie Mae Grantor Trust	0.51%, $27,517,944 par, due 11/25/2012		(1)	511,008
Fannie Mae Grantor Trust	6%, $939,164 par, due 2/25/2044		(1)	966,757
Fannie Mae Pool	5.5%, $2,500,000 par, due 1/1/2019		(1)	2,574,225
Fannie Mae Pool	5.5%, $20,500,000 par, due 1/1/2035		(1)	21,012,500
Fannie Mae Pool	6.5%, $7,000,000 par, due 1/1/2034		(1)	7,269,080
Fannie Mae Pool	4.66%, $1,860,973 par, due 7/1/2010		(1)	1,883,044
Fannie Mae Pool	4.84%, $1,711,821 par, due 7/1/2011		(1)	1,732,894
Fannie Mae Pool	5.22%, $4,940,011 par, due 12/1/2012		(1)	5,047,550
Fannie Mae Pool	5.89%, $1,072,028 par, due 4/1/2036		(1)	1,089,609
Fannie Mae Pool	4.65%, $3,388,636 par, due 7/1/2013		(1)	3,417,758
Fannie Mae Pool	5.53%, $490,696 par, due 11/1/2041		(1)	489,803
Fannie Mae Pool	5%, $1,087,454 par, due 5/1/2015		(1)	1,123,753
Fannie Mae Pool	4.97%, $3,347,256 par, due 7/1/2035		(1)	3,366,737
Fannie Mae Pool	5.02%, $695,803 par, due 5/1/2036		(1)	699,024
Fannie Mae Pool	6.18%, $253,602 par, due 4/1/2044		(1)	250,143

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Fannie Mae Pool	5%, $2,437,493 par, due 10/1/2019		(1)	$ 2,511,715
Fannie Mae Pool	5%, $1,617,658 par, due 12/1/2019		(1)	1,666,915
Fannie Mae Pool	4.8%, $1,455,404 par, due 5/1/2035		(1)	1,464,151
Fannie Mae Pool	4.75%, $674,516 par, due 1/1/2035		(1)	682,057
Fannie Mae Pool	5%, $3,707,510 par, due 8/1/2020		(1)	3,815,769
Fannie Mae Pool	5.04%, $936,455 par, due 7/1/2035		(1)	948,835
Fannie Mae Pool	5.04%, $1,271,193 par, due 7/1/2035		(1)	1,289,078
Fannie Mae Pool	5.41%, $726,986 par, due 7/1/2011		(1)	739,875
Fannie Mae Pool	6%, $1,227,205 par, due 1/1/2037		(1)	1,262,450
Fannie Mae Pool	6%, $4,900,912 par, due 9/1/2038		(1)	4,973,984
Fannie Mae Pool	5.72%, $1,321,244 par, due 4/1/2037		(1)	1,364,951
Fannie Mae REMICS	5.5%, $542,248 par, due 4/25/2017		(1)	559,771
Fannie Mae REMICS	5.5%, $3,018,365 par, due 8/25/2017		(1)	3,119,724
Fannie Mae REMICS	4.5%, $1,958,200 par, due 9/25/2018		(1)	2,002,260
Fannie Mae REMICS	5%, $1,472,695 par, due 10/25/2018		(1)	1,514,576
Fannie Mae REMICS	4%, $1,750,000 par, due 4/25/2019		(1)	1,679,580
Fannie Mae REMICS	5.5%, $2,177,451 par, due 4/25/2035		(1)	2,245,496
Fannie Mae Whole Loan	6.5%, $599,583 par, due 9/25/2042		(1)	613,638
Fannie Mae Whole Loan	7%, $103,660 par, due 10/25/2042		(1)	109,070
Fannie Mae Whole Loan	7%, $833,603 par, due 2/25/2044		(1)	860,437
Fannie Mae Whole Loan	6.5%, $630,057 par, due 10/25/2044		(1)	647,976
Fannie Mae-Aces	5.26%, $1,500,000 par, due 5/25/2020		(1)	1,545,345
Federal Home Loan Banks	3.63%, $5,000,000 par, due 10/18/2013		(1)	5,259,400
Federal Home Loan Mortgage Corp	4.88%, $3,925,000 par, due 6/13/2018		(1)	4,511,317
FHLMC Structured Pass Through Securities	7%, $2,002,204 par, due 7/25/2043		(1)	2,061,029
Fifth Third Home Equity Loan Trus	5.25%, $695,345 par, due 9/20/2023		(1)	515,612
First Maryland Capital II	6.21%, $1,000,000 par, due 2/1/2027		(1)	597,970
First Massachusetts Bank NA	7.63%, $300,000 par, due 6/15/2011		(1)	302,802
FleetBoston Financial Corp	7.38%, $205,000 par, due 12/1/2009		(1)	208,995
Ford Motor Credit Co LLC	7.38%, $510,000 par, due 10/28/2009		(1)	447,892
Fort Eustis/Fort Story Housing LLC	4.98%, $450,000 par, due 12/15/2020 §		(1)	370,328
Fort Sam Houston Family Housing LI	5.18%, $500,000 par, due 3/15/2020 §		(1)	427,840
Fortune Brands Inc	5.13%, $460,000 par, due 1/15/2011		(1)	441,835
Freddie Mac Gold Pool	5.5%, $1,383,373 par, due 2/1/2018		(1)	1,425,787
Freddie Mac Gold Pool	5%, $389,166 par, due 5/1/2021		(1)	400,530
Freddie Mac Gold Pool	6%, $2,433,064 par, due 8/1/2038		(1)	2,508,830
Freddie Mac Gold Pool	6%, $1,462,542 par, due 8/1/2038		(1)	1,508,086
Freddie Mac Gold Pool	6%, $1,489,110 par, due 9/1/2038		(1)	1,535,481
Freddie Mac Gold Pool	5%, $2,269,617 par, due 2/1/2020		(1)	2,335,890
Freddie Mac Non Gold Pool	5.41%, $2,033,463 par, due 12/1/2036		(1)	2,070,086
Freddie Mac Non Gold Pool	5.53%, $689,645 par, due 7/1/2034		(1)	672,404
Freddie Mac REMICS	4.5%, $6,000,000 par, due 7/15/2019		(1)	6,014,580
Freddie Mac REMICS	5%, $3,000,000 par, due 8/15/2030		(1)	3,071,490
Freddie Mac REMICS	5%, $3,350,000 par, due 4/15/2020		(1)	3,354,288
Freddie Mac REMICS	4%, $3,725,000 par, due 6/15/2023		(1)	3,569,221
Fulton County Development Authority	4.92%, $650,000 par, due 5/1/2011		(1)	656,195
Ge Capital Commercial Mortgage Corp	4.37%, $1,100,000 par, due 1/10/2038		(1)	1,058,860
Ge Capital Commercial Mortgage Corp	4.87%, $1,000,000 par, due 5/10/2043		(1)	827,960
Ge Capital Commercial Mortgage Corp	5.34%, $1,825,000 par, due 3/10/2044		(1)	1,461,697
General Electric Capital Corp	5.25%, $900,000 par, due 10/19/2012		(1)	906,489
General Electric Capital Corp	4.8%, $200,000 par, due 5/1/2013		(1)	196,778
General Mills Inc	6%, $850,000 par, due 2/15/2012		(1)	881,765
George Washington University	5.09%, $500,000 par, due 9/15/2032		(1)	484,810
Georgia Power Co	6%, $350,000 par, due 11/1/2013		(1)	367,899
Ginnie Mae II pool	3.49%, $1,515,254 par, due 6/20/2058		(1)	1,541,468
Ginnie Mae II pool	5.85%, $2,540,850 par, due 7/20/2058		(1)	2,540,850
GlaxoSmithKline Capital Inc	5.65%, $1,000,000 par, due 5/15/2018		(1)	1,050,330
Glendale Community Development Authority	4.7%, $480,000 par, due 10/1/2009		(1)	484,896
GMAC Mortgage Corp Loan Trust	5.35%, $183,946 par, due 8/25/2035		(1)	79,097
GMAC Mortgage Corp Loan Trust	5.34%, $400,273 par, due 11/25/2036		(1)	160,109
Goldman Sachs Group Inc/The	6.88%, $850,000 par, due 1/15/2011		(1)	856,205
Great River Energy	5.83%, $698,449 par, due 7/1/2017 §		(1)	635,589
Greenwich Capital Commercial Funding Corp	4.95%, $1,500,000 par, due 1/11/2035		(1)	1,353,180
Greenwich Capital Commercial Funding Corp	4.53%, $1,000,000 par, due 1/5/2036		(1)	934,110
GS Auto Loan Trust	4.56%, $1,500,000 par, due 11/15/2013		(1)	1,485,390
GSAMP Trust	5.8%, $908,430 par, due 1/25/2045		(1)	617,732
GSAMP Trust	5.47%, $31,705 par, due 1/25/2035 §		(1)	28,809
GSMPS Mortgage Loan Trust	5.53%, $1,767,557 par, due 6/25/2034 §		(1)	1,237,290
GSMPS Mortgage Loan Trust	5.48%, $233,375 par, due 3/25/2035 §		(1)	163,363
Halliburton Co	5.9%, $950,000 par, due 9/15/2018		(1)	1,002,260
Harborview Mortgage Loan Trust	5.34%, $897,304 par, due 6/20/2035		(1)	430,114
Hartford Life Global Funding Trusts	5.2%, $850,000 par, due 2/15/2011		(1)	723,818
Hewlett-Packard Co	4.5%, $840,000 par, due 3/1/2013		(1)	852,667
HFC Home Equity Loan Asset Backed Certs	5.27%, $613,502 par, due 1/20/2035		(1)	478,029
HFC Home Equity Loan Asset Backed Certs	5.23%, $334,000 par, due 3/20/2036		(1)	168,070
HFC Home Equity Loan Asset Backed Certs	5.16%, $519,064 par, due 1/20/2036		(1)	374,882

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Hoffman Estates IL	4.95%, $280,000 par, due 12/1/2014		(1)	$ 288,072
Hoffman Estates IL	5%, $485,000 par, due 12/1/2015		(1)	494,045
Household Automotive Trust	4.35%, $1,089,987 par, due 6/18/2012		(1)	1,042,747
Hudson United Bank/Mahwah NJ	7%, $500,000 par, due 5/15/2012		(1)	562,560
Illinois Housing Development Authority	5.01%, $450,000 par, due 8/1/2009		(1)	453,704
Indiana Bond Bank	4.49%, $745,000 par, due 7/15/2012		(1)	762,545
Indiana Bond Bank	4.7%, $250,000 par, due 1/15/2014		(1)	253,233
Indiana Housing & Community Dev Authority	5.9%, $880,000 par, due 1/1/2037		(1)	875,794
Indianapolis Local Public Improvement Bond Bank	3.98%, $800,000 par, due 1/15/2009		(1)	800,304
Indymac Loan Trust	5.35%, $601,685 par, due 1/25/2011		(1)	523,090
ING USA Global Funding Trust	4.5%, $500,000 par, due 10/1/2010		(1)	488,530
Ingersoll-Rand Co Ltd	4.75%, $600,000 par, due 5/15/2015		(1)	535,518
Iowa Finance Authority	5.87%, $1,125,000 par, due 7/1/2036		(1)	1,119,893
Jefferies & Co Inc	3.46%, $500,096 par, due 11/25/2046 §		(1)	238,921
Jefferies & Co Inc	3.46%, $90,768 par, due 11/25/2046 §		(1)	8,419
Jefferies & Co Inc	3.59%, $401,030 par, due 11/25/2046 §		(1)	196,154
Jefferies & Co Inc	3.59%, $73,351 par, due 11/25/2046 §		(1)	6,965
Jefferies & Co Inc	5.15%, $304,623 par, due 11/25/2046 §		(1)	121,278
Jefferies & Co Inc	5.15%, $54,970 par, due 11/25/2046 §		(1)	4,249
Jefferies & Co Inc	3.56%, $198,968 par, due 11/25/2046 §		(1)	135,796
Jefferies & Co Inc	3.56%, $36,742 par, due 11/25/2046 §		(1)	4,868
Jefferies & Co Inc	3.61%, $1,235,894 par, due 11/25/2046 §		(1)	990,940
Jefferies & Co Inc	3.61%, $66,325 par, due 11/25/2046 §		(1)	7,143
Jefferies & Co Inc	3.56%, $762,223 par, due 11/25/2046 §		(1)	557,414
Jefferies & Co Inc	3.56%, $40,940 par, due 11/25/2046 §		(1)	4,286
Jefferies & Co Inc	3.81%, $508,463 par, due 11/25/2046 §		(1)	271,837
Jefferies & Co Inc	3.81%, $90,876 par, due 11/25/2046 §		(1)	9,432
Jefferies & Co Inc	3.4%, $395,042 par, due 11/25/2046 §		(1)	211,199
Jefferies & Co Inc	3.4%, $70,824 par, due 11/25/2046 §		(1)	7,351
Jefferies & Co Inc	3.86%, $371,498 par, due 11/25/2046 §		(1)	211,289
Jefferies & Co Inc	3.86%, $66,549 par, due 11/25/2046 §		(1)	7,348
Jefferies & Co Inc	3.49%, $554,330 par, due 5/25/2047 §		(1)	189,165
Jefferies & Co Inc	3.49%, $97,823 par, due 5/25/2047 §		(1)	6,481
Jefferies & Co Inc	3.83%, $418,828 par, due 11/25/2046 §		(1)	152,453
Jefferies & Co Inc	3.83%, $75,069 par, due 11/25/2046 §		(1)	5,305
Jefferies & Co Inc	3.85%, $666,703 par, due 11/25/2046 §		(1)	371,604
Jefferies & Co Inc	3.85%, $118,878 par, due 11/25/2046 §		(1)	12,864
Jefferies & Co Inc	3.81%, $672,639 par, due 8/26/2046 §		(1)	374,912
Jefferies & Co Inc	3.81%, $120,757 par, due 8/26/2046 §		(1)	13,067
Jefferies & Co Inc	3.63%, $1,474,959 par, due 4/26/2047 §		(1)	788,550
Jefferies & Co Inc	3.63%, $264,377 par, due 4/26/2047 §		(1)	27,440
John Deere Capital Corp	4.95%, $250,000 par, due 12/17/2012		(1)	244,075
John Deere Capital Corp	4.9%, $250,000 par, due 9/9/2013		(1)	245,368
John Hancock Global Funding II	7.9%, $740,000 par, due 7/2/2010 §		(1)	763,554
JP Morgan Chase Commercial Mort Sec Corp	4.77%, $2,000,000 par, due 3/12/2039		(1)	1,766,900
JP Morgan Chase Commercial Mort Sec Corp	5.88%, $600,000 par, due 4/15/2045		(1)	478,602
JPMorgan Chase Bank NA	6%, $1,250,000 par, due 10/1/2017		(1)	1,260,850
Kansas City Power & Light Co	6.38%, $800,000 par, due 3/1/2018		(1)	756,216
Kellogg Co	6.6%, $1,000,000 par, due 4/1/2011		(1)	1,046,600
Kentucky Housing Corp	5.75%, $230,000 par, due 7/1/2037		(1)	228,305
Kentucky Housing Corp	5.92%, $385,000 par, due 7/1/2034		(1)	385,489
Kentucky Housing Corp	5.03%, $260,000 par, due 7/1/2011		(1)	265,314
Keycorp Student Loan Trust	6.22%, $900,000 par, due 11/25/2036		(1)	367,453
Kimberly-Clark Corp	6.13%, $450,000 par, due 8/1/2017		(1)	479,430
Koninklijke Philips Electronics NV	4.63%, $750,000 par, due 3/11/2013		(1)	705,255
Kraft Foods Inc	6.25%, $1,000,000 par, due 6/1/2012		(1)	1,034,240
LB-UBS Commercial Mortgage Trust	4.25%, $1,750,000 par, due 7/15/2027		(1)	1,570,083
LB-UBS Commercial Mortgage Trust	5.1%, $1,000,000 par, due 11/15/2030		(1)	903,490
LB-UBS Commercial Mortgage Trust	5.16%, $1,150,000 par, due 2/15/2031		(1)	912,985
Lehman Brothers Holdings Inc	6%, $650,000 par, due 7/19/2012 #		(1)	61,750
Lehman Brothers Small Balance Commercia	5.68%, $222,938 par, due 4/25/2031 §		(1)	222,376
Lehman XS Trust	6.45%, $974,236 par, due 5/25/2037		(1)	418,318
Lehman XS Trust	5.45%, $310,746 par, due 5/25/2037		(1)	83,901
Leland Stanford Junior University	6.16%, $1,000,000 par, due 4/30/2011		(1)	1,053,230
Lincoln National Corp	6.2%, $300,000 par, due 12/15/2011		(1)	262,974
Los Angeles Unified School District/CA	6%, $1,030,000 par, due 7/1/2013		(1)	1,117,715
M&I Marshall & Ilsley Bank	3.95%, $500,000 par, due 8/14/2009		(1)	468,665
Macys Retail Holdings Inc	4.8%, $1,000,000 par, due 7/15/2009		(1)	947,840
Marathon Global Funding Corp	6%, $750,000 par, due 7/1/2012		(1)	695,025
Masco Corp	5.88%, $1,000,000 par, due 7/15/2012		(1)	819,990
Massachusetts Health & Ed Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	765,615
McCormick & Co Inc/MD	5.2%, $500,000 par, due 12/15/2015		(1)	484,400
McCormick & Co Inc/MD	5.25%, $500,000 par, due 9/1/2013		(1)	504,097
Mellon Funding Corp	6.4%, $900,000 par, due 5/14/2011		(1)	931,581
Merrill Lynch & Co Inc	6.05%, $400,000 par, due 8/15/2012		(1)	394,632

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Merrill Lynch & Co Inc	4.25%, $500,000 par, due 2/8/2010		(1)	$ 488,720
Merrill Lynch Mortgage Trust	5.62%, $2,000,000 par, due 7/12/2034		(1)	1,869,580
Merrill Lynch/Countrywide Commercial Mort Trus	5.42%, $945,000 par, due 2/12/2039		(1)	761,065
Miami-Dade County Ed Facilities Authority/FI	5.26%, $850,000 par, due 4/1/2009		(1)	853,851
Minnesota Housing Finance Agency	5.85%, $675,000 par, due 7/1/2036		(1)	678,726
Mississippi Development Bank Special Obligatior	5%, $390,000 par, due 6/1/2014		(1)	398,486
MLCC Mortgage Investors Inc	5.46%, $106,904 par, due 6/25/2028		(1)	72,464
Morgan Stanley	8%, $1,000,000 par, due 6/15/2010		(1)	1,003,630
Morgan Stanley	6.6%, $425,000 par, due 4/1/2012		(1)	410,886
National City Bank of Kentucky	6.3%, $120,000 par, due 2/15/2011		(1)	115,603
National City Bank/Columbus	7.25%, $300,000 par, due 7/15/2010		(1)	293,730
New York Life Global Funding	4.65%, $1,000,000 par, due 5/9/2013		(1)	966,310
Nisource Finance Corp	7.88%, $825,000 par, due 11/15/2010		(1)	754,949
Northern States Power-Wisc	6.38%, $500,000 par, due 9/1/2038		(1)	537,670
Northstar Education Finance Inc	4.74%, $2,250,000 par, due 10/30/2045		(1)	2,250,000
Ohio Housing Finance Agency/OH	5.32%, $790,000 par, due 9/1/2038		(1)	746,060
Ohio Housing Finance Agency/OH	5.84%, $480,000 par, due 9/1/2016		(1)	480,528
Ohio Housing Finance Agency/OH	5.97%, $1,000,000 par, due 3/1/2029		(1)	997,710
Ohio Housing Finance Agency/OH	6%, $1,190,000 par, due 9/1/2035		(1)	1,150,801
Onyx Acceptance Grantor Trust	4.34%, $349,071 par, due 5/15/2012		(1)	314,042
Pacific Pilot Funding Ltd	5.93%, $167,015 par, due 10/20/2016 §		(1)	118,581
Pacificorp	5.65%, $250,000 par, due 7/15/2018		(1)	254,603
Parker Hannifin Corp	5.5%, $750,000 par, due 5/15/2018		(1)	725,078
Pearson PLC	7%, $1,000,000 par, due 6/15/2011 §		(1)	982,520
Pennsylvania Higher Ed Assistance Agency	4.15%, $2,000,000 par, due 10/1/2042		(1)	1,890,000
Pennsylvania Housing Finance Agency	6.04%, $740,000 par, due 10/1/2030		(1)	739,948
Peoples Energy Corp	6.9%, $750,000 par, due 1/15/2011		(1)	754,928
PepsiAmericas Inc	5.63%, $750,000 par, due 5/31/2011		(1)	739,883
PepsiCo Inc/NC	5%, $1,000,000 par, due 6/1/2018		(1)	1,036,530
PNC Funding Corp	5.13%, $500,000 par, due 12/14/2010		(1)	503,860
President and Fellows of Harvard College	3.7%, $800,000 par, due 4/1/2013		(1)	789,160
Pricoa Global Funding I	5.63%, $200,000 par, due 5/24/2011 §		(1)	196,524
Principal Life Global Funding	5.25%, $600,000 par, due 1/15/2013 §		(1)	566,904
Prologis	5.25%, $750,000 par, due 11/15/2010		(1)	525,000
Protective Life Secured Trusts	4.85%, $650,000 par, due 8/16/2010		(1)	606,957
Prudential Financial Inc	5.15%, $300,000 par, due 1/15/2013		(1)	268,374
Public Service Co of Colorado	6.88%, $252,000 par, due 7/15/2009		(1)	253,293
Public Service Co of Oklahoma	6.15%, $600,000 par, due 8/1/2016		(1)	562,026
Puget Sound Energy Inc	7.96%, $1,000,000 par, due 2/22/2010		(1)	1,018,390
Regions Bank/Birmingham AL	7.5%, $700,000 par, due 5/15/2018		(1)	601,601
Rio Tinto Alcan Inc	5.2%, $600,000 par, due 1/15/2014		(1)	445,656
Roper Industries Inc	6.63%, $750,000 par, due 8/15/2013		(1)	737,586
SBA CMBS Trust	5.31%, $650,000 par, due 11/15/2036 §		(1)	520,000
Schering-Plough Corp	5.55%, $1,000,000 par, due 12/1/2013		(1)	1,007,310
Shurgard Storage Centers LLC	5.88%, $500,000 par, due 3/15/2013		(1)	365,000
Simon Property Group LP	6.13%, $750,000 par, due 5/30/2018		(1)	506,775
SLC Student Loan Trust	5.31%, $750,000 par, due 4/16/2018		(1)	664,240
Small Business Administration	4.75%, $957,878 par, due 8/10/2014		(1)	952,993
Small Business Administration	4.64%, $567,979 par, due 2/10/2015		(1)	564,003
Small Business Administration	4.94%, $3,449,972 par, due 8/10/2015		(1)	3,457,562
Small Business Administration	5.68%, $1,847,636 par, due 8/10/2016		(1)	1,895,305
Small Business Administration	5.94%, $5,000,000 par, due 8/10/2018		(1)	5,186,500
Small Business Administration Participation Certs	5.34%, $977,262 par, due 11/1/2021		(1)	985,862
Small Business Administration Participation Certs	5.54%, $1,752,231 par, due 9/1/2026		(1)	1,797,264
Small Business Administration Participation Certs	5.31%, $3,625,549 par, due 5/1/2027		(1)	3,656,729
Small Business Administration Participation Certs	5.68%, $1,954,465 par, due 6/1/2028		(1)	2,013,294
Small Business Administration Participation Certs	5.6%, $3,000,000 par, due 3/1/2029		(1)	3,075,600
Small Business Administration Participation Certs	5.63%, $4,000,000 par, due 10/1/2028		(1)	4,107,600
South Carolina Electric & Gas Co	6.5%, $475,000 par, due 11/1/2018		(1)	531,672
Sprint Capital Corp	8.38%, $500,000 par, due 3/15/2012		(1)	400,000
State of Connecticut	5.69%, $550,000 par, due 3/15/2023		(1)	525,443
State of Illinois	3.85%, $500,000 par, due 6/1/2013		(1)	496,735
State of Illinois	4.05%, $285,000 par, due 6/1/2015		(1)	277,009
State of Oregon	4.61%, $655,000 par, due 6/1/2011		(1)	681,030
State Street Bank and Trust Co/US	5.3%, $750,000 par, due 1/15/2016		(1)	733,095
Structured Asset Securities Corp	5.48%, $241,898 par, due 8/25/2035		(1)	120,949
Structured Asset Securities Corp	5.38%, $314,347 par, due 8/25/2046 §		(1)	204,326
SunTrust Banks Inc	7.75%, $901,000 par, due 5/1/2010		(1)	911,902
Target Corp	6%, $750,000 par, due 1/15/2018		(1)	726,165

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Terwin Mortgage Trust	4.5%, $340,880 par, due 3/25/2037 §		(1)	$ 40,906
Thermo Fisher Scientific Inc	5%, $450,000 par, due 6/1/2015		(1)	396,000
Thomson Reuters Corp	5.7%, $750,000 par, due 10/1/2014		(1)	679,868
TIAA Global Markets Inc	4.95%, $700,000 par, due 7/15/2013 §		(1)	692,307
Time Warner Cable Inc	6.2%, $1,000,000 par, due 7/1/2013		(1)	945,890
Time Warner Inc	6.75%, $750,000 par, due 4/15/2011		(1)	732,278
Turquoise Card Backed Securities PLC	5.13%, $1,000,000 par, due 6/15/2012		(1)	900,000
United States Treasury Inflation Indexed Bonds	2%, $2,290,000 par, due 7/15/2014		(1)	2,488,235
United States Treasury Inflation Indexed Bonds	1.88%, $3,500,000 par, due 7/15/2015		(1)	3,681,146
United States Treasury Note/Bond	8.13%, $1,175,000 par, due 8/15/2019		(1)	1,736,615
United States Treasury Note/Bond	4.5%, $2,100,000 par, due 5/15/2017		(1)	2,464,224
United States Treasury Note/Bond	4.75%, $3,350,000 par, due 8/15/2017		(1)	4,005,361
University of North Carolina at Charlotte/NC	5.14%, $1,025,000 par, due 4/1/2013		(1)	1,067,948
USXL Funding LLC	5.38%, $469,638 par, due 4/15/2014 §		(1)	414,639
Valspar Corp	5.1%, $400,000 par, due 8/1/2015		(1)	391,624
Valspar Corp	5.63%, $160,000 par, due 5/1/2012		(1)	144,960
Verizon Communications Inc	8.75%, $500,000 par, due 11/1/2018		(1)	586,610
Verizon Global Funding Corp	6.88%, $500,000 par, due 6/15/2012		(1)	515,790
Wachovia Asset Securitization Inc	5.26%, $458,630 par, due 7/25/2037 §		(1)	186,060
Wachovia Bank Commercial Mortgage Trust	5.24%, $2,250,000 par, due 7/15/2042		(1)	2,099,925
Wachovia Corp	5.5%, $275,000 par, due 5/1/2013		(1)	271,931
Walgreen Co	4.88%, $800,000 par, due 8/1/2013		(1)	823,888
Walt Disney Co/The	4.5%, $1,000,000 par, due 12/15/2013		(1)	1,006,600
WaMu Mortgage Pass Through Certificates	5.36%, $237,522 par, due 4/25/2045		(1)	104,510
WaMu Mortgage Pass Through Certificates	5.45%, $418,103 par, due 1/25/2045		(1)	183,965
Washington Mutual Master Note Trust	5.12%, $750,000 par, due 5/15/2014 §		(1)	487,500
Weatherford International Inc	5.95%, $900,000 par, due 6/15/2012		(1)	855,252
Weingarten Realty Investors	7%, $350,000 par, due 7/15/2011		(1)	324,279
Western Financial Bank	9.63%, $900,000 par, due 5/15/2012		(1)	896,374
Whiteside & Lee Cnts Comm Schl Dist No 5/IL	4.4%, $700,000 par, due 2/1/2012		(1)	687,575
Wisconsin Electric Power Co	6.25%, $850,000 par, due 12/1/2015		(1)	889,780
Wisconsin Housing & Economic Dev Authority/W	5.81%, $910,000 par, due 3/1/2037		(1)	852,770
Wisconsin Housing & Economic Dev Authority/W	5.53%, $700,000 par, due 3/1/2038		(1)	670,460
Wyeth	6.95%, $850,000 par, due 3/15/2011		(1)	885,173
XTO Energy Inc	5.9%, $775,000 par, due 8/1/2012		(1)	755,749
Wells Fargo Short-term Investment Fund	1.32%, $30,918,104 par		(1)	30,918,104
				374,310,666
Investments made with securities lending collateral (market value of securities on loan, $44,647,007)				
Liberty Lighthouse US Captial Co., 0.67%, $535,930 par, due 2/26/2010			535,932	411,199
Liberty Lighthouse US Captial Co., 0.30%, $643,792 par, due 3/16/2010			643,685	477,953
MSDWCC Heloc Trust, 0.83%, $91,832 par, due 12/27/2031			91,832	63,369
MSDWCC Heloc Trust, 1.04%, $7,701 par, due 11/25/2015			7,701	5,473
Matchpoint Master Trust, 0.05%, $765,822 par, due 1/2/2009			765,823	765,821
Merrill Lynch & Co Inc., 1.97%, $214,372 par, due 5/8/2009			214,373	210,493
Merrill Lynch & Co Inc., 3.57%, $320,486 par, due 1/30/2009			320,495	318,779
Merrill Lynch & Co Inc., 0.58%, $182,216 par, due 6/26/2009			182,233	177,702
Merrill Lynch & Co Inc., 1.33%, $664,533 par, due 8/14/2009			664,654	643,925
Aig-fp Matched Funding Corp, 0.27%, $160,779 par, due 9/8/2009			160,836	141,486
Countrywide Alternative Loan Trust 2007, 1.70%, $99,276 par, due 4/25/2047			99,225	35,719
American Express Bank, Fsb, 0.58%, $137,734 par, due 6/22/2009			137,753	133,888
American Express Centurion Bank, 0.60%, $429,195 par, due 9/22/2009			429,196	409,174
Barclays Bank Plc NY, 2.51%, $803,896 par, due 8/10/2009			803,898	801,437
Bear Stearns Companies, Inc., 0.21%, $1,071,861 par, due 2/22/2010			1,071,864	1,020,310
Bear Stearns Companies, Inc., 0.25%, $729,631 par, due 3/9/2009			729,633	727,190
Bear Stearns Mortgage Funding Trust, 1.40%, $77,508 par, due 8/25/2036			77,508	33,779
Belmont Funding, LLC., 0.50%, $765,822 par, due 1/2/2009			765,813	765,811
Beta Finance Inc., 0.23%, $535,930 par, due 10/26/2009			535,891	520,014
CC (USA) Inc, 0.21%, $535,930 par, due 2/26/2010			535,903	512,451
CIT Group Inc., 0.18%, $535,930 par, due 2/14/2009			535,932	527,639
CIT Group Inc., 0.19%, $535,930 par, due 3/12/2009			535,932	529,757
Countrywide Home Loan, 2.83%, $3,783 par, due 2/15/2029			3,783	1,895
Countrywide Home Loans, 1.66%, $25,085 par, due 2/25/2035			25,124	12,121
Countrywide Home Loans, 1.54%, $18,552 par, due 3/25/2035			18,576	9,434
Countrywide Home Loans, 1.90%, $37,629 par, due 3/25/2035			37,667	16,082
Calyon New York Branch, 0.23%, $535,930 par, due 3/26/2010			535,859	522,388
Cheyne Finance, LLC., 0.00%, $208,234 par, due 1/12/2009 #			208,234	3,436
Cheyne Finance, LLC., 0.00%, $168,579 par, due 2/25/2008 #			168,580	2,782
Cheyne Finance, LLC., 0.00%, $208,192 par, due 1/12/2009 #			208,192	3,435
Citigroup Inc, 2.38%, $803,896 par, due 6/9/2009			804,349	784,831
Citigroup Funding LLC, 0.13%, $429,195 par, due 5/18/2009			429,196	422,927
Clipper Receivables Corporation, 0.75%, $470,857 par, due 1/2/2009			470,848	470,847
Credit Suisse First Boston, 0.21%, $429,195 par, due 6/5/2009			429,196	421,470
Dorada Finance Inc, 0.23%, $535,930 par, due 10/26/2009			535,891	517,128
Dorada Finance Inc, 0.10%, $535,930 par, due 1/12/2009			535,928	535,480
Ebbets Funding LLC., 0.50%, $765,822 par, due 1/2/2009			765,813	765,811

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Elysian Funding, LLC., 0.50%, $765,822 par, due 1/2/2009			765,813	$ 765,811
Fifth Third Home Equity, 1.02%, $23,875 par, due 9/20/2023			23,875	17,704
Fleet, 1.28%, $10,485 par, due 1/20/2033			10,485	6,191
Gmac Mortgage Corp. Loan Tr 2005-he3 A2, 1.45%, $149,522 par, due 2/25/2036			149,408	63,867
Gsmps 2005-rp3, 1.83%, $48,445 par, due 1/25/2045			48,445	21,689
Galleon Capital LLC., 0.76%, $470,857 par, due 1/2/2009			470,848	470,847
General Electric Capital, 0.20%, $814,614 par, due 7/10/2009			814,839	799,713
Goldman Sachs Group Inc, 0.23%, $257,517 par, due 2/17/2009			257,518	256,826
Goldman Sachs Group Inc, 0.24%, $1,346,546 par, due 6/19/2009			1,346,560	1,314,006
Goldman Sachs Group Inc, 0.26%, $1,071,861 par, due 7/30/2009			1,071,864	1,047,075
Goldman Sachs Group Inc, 0.23%, $858,390 par, due 9/24/2009			858,392	814,671
Greenpoint Home Equity Loan Trust, 2.22%, $3,352 par, due 8/15/2030			3,352	2,225
Gryphon Funding Limited, 0.00%, $1,222,316 par, due 8/23/2009			511,832	511,784
Household Home Equity Loan Trust 2005-3, 1.08%, $46,657 par, due 1/20/2035			46,657	33,061
Harborview Mortgage Loan Trust 2005-9, 1.77%, $28,884 par, due 6/20/2035			28,903	13,845
Indymac Indx Mortgage Loan Trust 2006-ar, 1.68%, $95,863 par, due 5/25/2046			95,863	38,764
Jpalt 2007 - A1 1a2a, 0.90%, $138,284 par, due 3/25/2037			138,284	81,473
Jupiter Securitization Corporation, 0.03%, $242,099 par, due 1/2/2009			242,099	242,098
Lehman Brothers Holdings, 0.00%, $535,930 par, due 10/22/2008 #			535,932	48,234
Lehman Brothers Holdings, 0.00%, $535,930 par, due 4/3/2009 #			535,932	48,234
Lehman Brothers Holdings, 0.00%, $214,372 par, due 11/16/2009 #			214,467	19,294
Lehman Brothers Holdings, 0.00%, $697,160 par, due 11/16/2009 #			697,162	62,744
Liberty Lighthouse US Captial Co., 2.68%, $450,182 par, due 11/16/2009			450,182	369,850
MLCC, 2.22%, $13,512 par, due 3/15/2025			13,520	9,585
MLCC Mortgage Investors Inc. 2004-a A1, 1.02%, $10,638 par, due 4/25/2029			10,634	7,185
Metrix Securities Plc 2006-1a A3, 2.83%, $128,758 par, due 11/20/2018			128,759	108,021
Morgan Stanley, 1.40%, $64,312 par, due 1/15/2010			64,330	58,977
Morgan Stanley, 5.27%, $99,147 par, due 1/15/2010			99,176	91,096
Morgan Stanley, 2.51%, $535,930 par, due 2/9/2009			535,973	532,505
Nieuw Amsterdam Receivables Corp., 0.05%, $402,674 par, due 1/2/2009			402,675	402,674
Premium Asset Trust, 2.02%, $535,930 par, due 8/12/2009			535,932	401,948
Residential Credit Loans, Inc, 1.81%, $115,354 par, due 3/25/2047			115,354	39,566
Residential Funding Mortgage, 0.82%, $0,800 par, due 5/25/2031			799	681
SLM Corporation, 0.29%, $535,930 par, due 3/15/2010			535,932	460,944
SLM Corporation, 2.12%, $343,356 par, due 3/16/2009			343,360	338,832
Sedna Finance, Inc., 0.18%, $535,930 par, due 1/12/2009			535,930	535,704
Sequoia Mortgage Trust Series 9 1a, 1.04%, $11,378 par, due 9/20/2032			11,403	9,398
Stanfield Victoria Funding, LLC., 0.00%, $681,837 par, due 3/6/2008 #			681,851	368,192
Stanfield Victoria Funding, LLC., 0.00%, $457,832 par, due 11/3/2008 #			457,833	247,229
Starbird Funding Corporation, 0.75%, $470,857 par, due 1/2/2009			470,848	470,847
Structured Adjustable Rate Mtge Ln Tr, 1.70%, $38,186 par, due 10/25/2035			38,187	17,342
Washington Mutual 2005-ar6 2a1a, 1.49%, $20,389 par, due 4/25/2045			20,389	9,625
Wachovia Asset Sec, 1.16%, $5,727 par, due 12/25/2032			5,745	4,464
Wachovia Asset Securitization, Inc., 1.61%, $109,791 par, due 7/25/2037			109,791	41,590
Wmalt Mortgage Pass-through Securities, 1.52%, $27,759 par, due 7/25/2046			27,756	11,910
William Street Funding Corp 2006-3 A, 2.20%, $103,007 par, due 6/23/2012			103,007	80,345
Scudder Mmkt Instl Shares, 1.22%, 1,766,084 units			1,766,084	1,766,084
JP Morgan #829, 1.80%, 1,938,271 units			1,938,271	1,938,271
Short Term Inv Co Liquid, 1.66%, 1,938,271 units			1,938,271	1,938,271
Blackrock Temp #24, 1.61%, 1,766,084 units			1,766,084	1,766,084
Dreyfus 288, 1.46%, 1,938,271 units			1,938,271	1,938,271
Bank Of America Repo, 0.14%, 86,464 units			86,464	86,464
Morgan Stanley Repo, 0.54%, 2,470,393 units			2,470,393	2,470,393
BNP Paribas Repo, 0.01%, 3,478,091 units			3,478,091	3,478,091
			44,973,173	40,404,031
	Accrued income receivable			3,419,373
	Variation margin payable			(93,663)
	Other securities lending assets			13,155
	Deposits with brokers for futures transactions			150,700
	Payable for investment securities purchased			(33,164,295)
	Receivable for swap payments due			541,724
	Receivable for investment securites sold			2,595,206
	Payable upon return of securities loaned			(45,702,260)
	Total securities			342,474,637
Total underlying securities of security-backed contracts				1,512,021,930
Total investments in Wells Fargo Securities Lending Trusts				163,553,019
Total accrued income receivable				10,526,718
Deposits with brokers for futures transactions				760,000
Variation margin payable				(216,450)
Receivable for investment securities sold				13,370,082
Payable upon return of securities loaned				(184,999,939)
Other securities lending assets				53,265
Payables for investment securities purchased				(93,391,970)
Receivable for swap payments due				990,166

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	Wrapper contract fee payable				$ (329,214)
	Wrapper Contracts at Fair Value				2,063,130
	Pending Trades				11,859,067
	Total security-backed contracts				1,436,259,804
	Adjustment from fair value to contract value for fully benefit investment contract				48,008,387
	Total security-back contracts at contract value				1,484,268,191
	Collective Trust Fund				
	Wells Fargo Stable Return Fund G 4.12%		8,185,618	(1)	347,876,651
	Adjustment from fair value to contract value for fully benefit investment contrac				19,469,337
	Stable Return Fund at contract value				367,345,988
	Total Stable Value Fund				1,946,952,110
*	Wells Fargo Stock Fund:				
	Short-term investments	Money market fund	981,519	(1)	981,519
	Wells Fargo & Co. common stock	Common stock fund	57,501,781	(1)	1,695,152,504
					1,696,134,023
*	Wells Fargo Share Award Account:				
	Short-term investments	Money market fund	113,189	(1)	$ 113,189
	Wells Fargo & Co. common stock	Common stock fund	1,117,945	(1)	32,957,019
					33,070,208
*	Wells Fargo – ESOP	Common stock fund	75,718,218	(1)	2,232,173,067
*	Wells Fargo – ESOP	Convertible preferred stock	608,188	648,675,611	662,711,748
*	Wells Fargo – ESOP	Money market fund	677,576	(1)	677,576
					2,895,562,391
					$ 10,710,513,405

§ All or part of the indicated security was on loan as of December 31, 2008.
\# Security in default
* Represents a party-in-interest.
(1) Cost information not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (no. 333-149567) on Form S-8 of Wells Fargo & Company of our report dated June 12, 2009, with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Wells Fargo & Company 401(k) Plan.

KPMG LLP

San Francisco, California
June 12, 2009